UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For July 27, 2006

Commission File No. 000-30668

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth; P.O.B 266

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by reference the Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2006 Annual General Meeting.

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by Nova Measuring Instruments, Ltd. filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556); March 7, 2005 (File No. 333-123158); and December 29, 2005 (File No. 333-130745).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 27, 2006	Nova Measuring Instruments Ltd (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Nova Measuring Instruments Ltd.

Tel: (972-8) 9387505

Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel
Notice of Annual General Meeting of Shareholders

        Notice is hereby given that the Annual General Meeting of the Shareholders of Nova Measuring Instruments Ltd. (the “Company”) will be held on August 31st, 2006 at 17:00 local time in Israel, at the Company offices, Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. The Annual General Meeting of Shareholders is for the following purposes:

1.	Review and discussion of the Company’s restated audited financial statements for the year ended December 31, 2004.

2.	Review and discussion of the Company’s audited financial statements for the year ended December 31, 2005.

3.	Election of six directors to the Company’s Board of Directors, none of which are to serve as an external director.

4.	Election of one external Director to the Company’s Board of Directors.

5.	Reappointment of Brightman Almagor & Co. as the independent public accountants of the Company for the year ending December 31, 2006 and authorizing the Audit Committee to fix the remuneration of the auditors.

6.	Approval of the amendments to the Articles of Association of the Company, with respect to exemption from liability, insurance and indemnity, in order to ensure that the Articles comply with Amendment no. 3 to the Companies Law 1999.

7.	Approval of the amended Letter of Indemnification to be given to directors and officers of the Company as may serve from time to time.

8.	Approval of severance arrangements with Mr. Barry Cox following his resignation from the position of Chairman and member of the Board of Directors of the Company.

9.	Approval of the agreement between the Company and Dr. Micha Brunstein, the Chairman of the Board of Directors of the Company.

10.	Approval of employment terms of the CEO of the Company, Dr. Giora Dishon, for the period July 1, 2005 through June 30, 2006.

11.	Approval of employment agreement between the Company and the CEO of the Company, Dr. Giora Dishon.

12.	Approval of employment terms of the Chief Technology Officer of the Company, Dr. Moshe Finarov, for the period July 1, 2005 through June 30, 2006.

13.	Approval of employment agreement between the Company and the Chief Technology Officer of the Company, Dr. Moshe Finarov.

14.	Approval of the grant of options to the Company’s directors and external directors.

15.	Approval of remuneration terms for directors and external directors.

16.	Any other matter which is brought, by law, before the Annual General Meeting.

        A copy of the Company’s restated audited financial statements for the year ended on December 31, 2004 and a copy of the Company’s audited financial statements for the year ended on December 31, 2005 are being mailed with this notice and the enclosed Proxy Statement on or about August 3, 2006 to shareholders of record on August 1, 2006.

By order of the Board of Directors,

Giora Dishon, Director, President and CEO of the Company

July 27, 2006

Nova Measuring Instruments Ltd.
Weizmann Science Park
Building 22, Einstein St., Ness Ziona, Israel
Tel: 972-8-9387505
Fax: 972-8-940776

Proxy Statement
For the Annual General Meeting of Shareholders
To be held on August 31, 2006 at 17:00 (Israel time)
At the Company's Registered Offices

        This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nova Measuring Instruments Ltd. (the “Company”) for use at the Annual General Meeting of Shareholders (“Shareholders Meeting”) to be held at the Company offices, Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, on August 31, 2006 at 17:00 local time in Israel and at any adjournments thereof.

Record Date

        Only shareholders of record as of August 1, 2006, the record date fixed by the Company, are entitled to attend the meeting and vote either in person or by proxy. As of June 30, 2006, there was an aggregate of approximately 15,482,343 ordinary shares of the Company, par value NIS 0.01 per share (“Ordinary Shares”), outstanding and entitled to vote.

Voting Procedures, Revocation of Proxy

        Subject to the alternative procedures set forth in the next paragraph, all shareholders who are unable to attend the Shareholders Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Shareholders Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its Registered Offices, no later than 48 hours prior to the meeting, that is on or before August 29, 4:59 p.m., local time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Dror David, Chief Financial Officer of the Company; or (ii) attending the Shareholders Meeting and voting in person.

        The Company has named Dr. Giora Dishon and Mr. Dror David or each of them acting independently, as proxy.

        Alternatively, all shareholders who are unable to attend the Meeting in person can complete, date and sign the second part of the form of Hebrew Written Ballot available on the following websites www.magna.isa.gov.il, http://maya.tase.co.il or at the Company’s offices (at the address in the beginning of this Notice) with respect to Proposals No. 3 through No. 15 (in accordance with the Israeli Companies Regulations (Proxy Forms and Opinion Notices) of 2005), at their earliest convenience. At your request, the Company will provide you with a form of Hebrew Written Ballot without consideration. In order for shares voted using the Hebrew Written Ballot to be counted, a duly executed Hebrew Written Ballot must be received at the Company’s address listed above no later than 72 hours prior to the meeting, that is on or before August 28, 4:59 p.m., local time. Shares represented by any Hebrew Written Ballot received after such time shall not be counted. You may withdraw or cancel your Hebrew Written Ballot no later than 24 hours before the Meeting by your written application to the Company’s offices, at Nova Measuring Instruments Ltd., P.O.B. 266, Rehovoth 76100, Israel, for such withdrawal or cancellation, and providing proof of your identity to the satisfaction of the Company’s secretary or another employee appointed for that purpose. In this event you may only vote your shares during the Meeting. (Hereafter, the Hebrew Written Ballot and proxy shall be referred to, collectively, as the “proxy”).

        Record holders of the Company’s shares who vote their shares by proxy must also provide the Company with a proof of the identity of the record holder (copy of their certificate of incorporation or organization or formation, or good standing or similar certificate from the jurisdiction in which the record holder is organized, copy of their identity card, copy of their passport or other proof), as the case may be. Holders of the Company’s ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange (the Nominee Company of Hapoalim Bank Ltd.) and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such certification of ownership may be received at a branch of a member of the Tel-Aviv Stock Exchange, or by mail, as requested. A request to this effect shall be sent in advance to a specific securities account.

        Subject to the Israeli Companies Regulations (Proxy Forms and Opinion Notices) of 2005, holders of the Company’s ordinary shares traded on the Tel Aviv Stock Exchange through a member of the Stock Exchange are entitled to notification by email, free of charge, of the link to the site with the text of the proxy statement and opinion notices, from the member of the Stock Exchange through whom he or she holds his/her shares, unless he/she notified the member of the Stock Exchange that he/she is not interested in receiving the web link, or wishes instead to receive the proxy statement by regular mail, for consideration. The aforementioned notice with respect to proxy statements shall apply also with respect to opinion notices (described below under “Shareholders’ Proposals, Opinion Notices”).

Quorum and Required Majority

        At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least one-third (33.33%) of the issued and outstanding voting shares, will constitute a quorum at the Shareholders Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Shareholders Meeting, the Shareholders Meeting will stand adjourned to the same day in the following week at the same time and place. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of any number of shareholders attending in person or by proxy will constitute a quorum.

        With respect to Proposal No. 3, Proposal No. 5 and Proposals No. 7 through 15, the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval.

        The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of Proposal No. 4, the Election of One External Director, provided, that (i) the majority vote must include at least one third (1/3) of the total votes of shareholders which are not “controlling shareholders” and that voted in person or by proxy in connection with the proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed one percent (1%) of the total voting rights in the Company.

        Each shareholder that delivers a signed proxy to the Company must indicate on the appropriate place on the proxy whether or not that shareholder is a controlling shareholder in connection with the approval of Proposal No. 4. The shares of Shareholders who do not so indicate will not be counted among the votes with regard to such resolution.

        Under the Companies Law of 1999 (the “Companies Law”), “control” means: “the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of the means of control of the corporation.” “Means of control” of a corporation means: any of the following: (i) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (ii) the right to appoint directors of the corporation or its general manager”.

        The affirmative vote of at least seventy-five percent (75%) of the shares represented and voted at the Shareholders Meeting in person or by proxy is required to constitute approval of Proposal No. 6, Proposal to Approve the Amendments to the Articles of Association of the Company.

        If a shareholder fails to vote by proxy or in person with regard to a specific proposal or if a shareholder does not indicate whether or not he or she has a controlling interest in the approval of Proposal No. 4, the shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, the practical effect will be to reduce the number of affirmative votes required to constitute approval of the proposal. Further, if a written proxy is signed by a shareholder and returned without instructions, the ordinary shares represented by the proxy will be deemed to have voted “ABSTAIN” with respect to all of the proposals set forth herein. Broker “non-votes” will be considered abstentions. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” the proposal considered at the Shareholders’ Meeting, although they will be counted in determining whether a quorum is present.

        The Board of Directors knows of no matter other than those set forth below and in the accompanying Notice of Annual General Meeting of Shareholders to be presented at the Shareholders Meeting. If any other matter upon which a vote may properly be taken should be presented at the Shareholders Meeting, Ordinary Shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as proxy.

        All of the shareholders of the Company have the same voting rights.

Shareholders’ Proposals, Opinion Notices

        The Companies Law provides that with regard to those matters which may be voted upon via a proxy card, the Board of Directors or any shareholder has the right to address the Company’s shareholders in writing, through the Company, in an attempt to influence the manner in which the shareholders will vote with regard to any proposal (an “Opinion Notice”). Regulations promulgated under the Companies Law provide that any shareholder who desirers to send an Opinion Notice must do so no later than ten (10) days after the record date. Accordingly, any Opinion Notice must be submitted to the Company no later the August 11, 2006. The Company may respond to such opinion notice no later than August 17, 2006.

        The Company will make all Opinion Notices which have been submitted in a timely manner available to the public through one the following websites www.magna.isa.gov.il, http://maya.tase.co.il or www.sec.gov. Copies of such Opinion Notices may also be obtained for no charge at the Company’s offices (at the address at the beginning of this Proxy Statement). The Company will also send to each record holder a copy of each Opinion Notice timely submitted to it no later than five (5) days after receiving such Opinion Notice. The Company will be entitled to reimbursement from the shareholder who provided such Opinion Notice for reasonable costs incurred in sending the Opinion Notice to the shareholders provided that such fees shall not exceed NIS 200 (approximately $40), if the requesting shareholder holds shares of the Company having a value of NIS 10,000 or more (determined according to the closing price of each ordinary share on the day immediately preceding the record date).

        The Company will make all Opinion Notices which have been submitted in a timely manner available to the public through one the following websites www.magna.isa.gov.il, http://maya.tase.co.il or www.sec.gov.

Inspection of Proxy Cards

        One or more holders of our Ordinary Shares representing five percent or more of the total number of voting rights of the Company, and also one or more holders of such a percentage of the voting rights not held by one with control of the Company, as control is defined in accordance with section 268 of the Companies Law, shall be entitled to inspect proxy cards in accordance with the provisions of Regulation 10 of the Israeli Companies Regulations (Proxy Forms and Opinion Notices) 2005.

        As of June 30, 2006, the total number of Ordinary Shares representing five percent of the total number of voting rights of the Company is approximately 774,000 shares.

        As of June 30 the total number of Ordinary Shares representing five percent of all voting rights of the Company not held by one with control of the Company is approximately 774,000 shares.

Expenses and Solicitation

        Except as described above with regard to Opinion Notices, all costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of stock held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs. Solicitation by directors, officers and employees of the Company may also be made of some stockholders in person or by mail, telephone or telegraph following the original solicitation.

Directors and Senior Management

        The Company’s directors and senior management are identified below. In the aggregate, the Company’s directors and senior management beneficially owned as of June 30, 2006 13% of the Company’s outstanding Ordinary Shares, including shares held in trust under Israeli tax law for the benefit of the shareholders and 738,150 Ordinary Shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 2006.

Name	Age	Position

Giora Dishon	61	President, Chief Executive Officer, Director and Co-Founder
Moshe Finarov	54	Chief Technology Officer, Director and Co-Founder
Micha Brunstein*	62	Chairman of the board
Avi Kerbs *	59	Director
Joseph Ciechanover *	72	Director
Alon Dumanis *	56	Director
Lauri Hanover */**	46	External Director
Dan Falk *	61	External Director
Dror David *	37	Chief Financial Officer, Vice President of Resources
Gabi Seligsohn *	40	Executive Vice President, Sales and Marketing

* Each one of these persons beneficially owns less than one percent of the Company’s ordinary shares.

** External Director with financial expertise.

Giora Dishon, President, Chief Executive Officer and Co-Founder, and Moshe Finarov, Vice President, Director of Technology, Director and Co-Founder, beneficially owned 963,042 (including shares held by a trustee pursuant to Israeli tax laws) and 871,941 ordinary shares of the Company, respectively, as of June 30, 2006. All other directors, external directors and senior management each hold less than 1% of the Company’s shares.

Corporate Governance

Director Independence

        Under the applicable NASDAQ Marketplace Rules, for a director to be considered independent, the Board of Directors must affirmatively determine that the director does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The applicable NASDAQ Marketplace Rules also provide that the following persons cannot be considered independent: (i) a person that is an officer or employee of the Company or its subsidiaries; (ii) a director who is, or at anytime during the past three years, was, employed by the Company or by any parent or subsidiary of the Company; (iii) a director who accepted or has an immediate family member who accepted any payments from the Company or any parent or a subsidiary of the Company in excess of $60,000 during any period of 12 consecutive months within the three years proceeding the determination of independence, other than the following: (A) compensation for board or board committee service; (B) payments arising solely from investments in the Company’s securities; (C) compensation paid to any family member who is a non-executive employee of the Company or a parent or subsidiary of the Company; (D) benefits under a tax-qualified retirement plan, or non-discretionary compensation; or (E) or loans permitted under Section 13(k) of the Securities Exchange Act of 1934, as amended; (iv) a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company as an executive officer; (v) a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceeded five percent of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (A) payments arising solely from investments in the Company’s securities; or (B) payments under nondiscretionary charitable contribution matching programs; (vi) a director of the Company who is, or has an immediate family who is, employed an executive officer of another entity where at any time during the past three years any of the executive officers of the Company served on the compensation committee of such other entity; or (vii) a director who is, or has a immediate family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

        The Board of Directors, in applying the above-reference standards, has affirmatively determined that all directors other than Giora Dishon, Moshe Finarov and Avi Kerbs are an “independent” director of the Company. Accordingly, a majority of the members of the Company’s Board of Directors have been determined to meet the applicable standards for independence.

Code of Business Conduct and Ethics

        The Company has adopted a written Code of Conduct that applies to all Company employees including the Company’s directors, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. This Code is intended to meet the definition of “Code of Ethics” under applicable Securities and Exchange Commission rules. The Code contains provisions relating to compliance with laws, regulations and Company policies, conflicts of interest, inside trading, gifts, discrimination and harassment, business information and records, confidentiality, political contributions, waivers of the Code, reporting of illegal or unethical conduct and compliance procedures, among other things. You may review the Company’s Code of Conduct on the Company’s website: http:\\nova.co.il under “about Nova”.

Communicating with the Board of Directors

        Shareholders wishing to communicate directly with the Board of Directors or an individual director may do so in writing by directing correspondence to a director or directors at the address appearing on the first page of this proxy statement.

Board of Directors’ Committees

The Company’s Board of Directors has appointed the following committees:

        The Audit Committee is comprised of three members. The members are Lauri Hanover, Dan Falk and Joseph Ciechanover. The functions of the Audit committee according to Israeli Law are to locate deficiencies in the business management of the Company, among other things, in consultation with the Company’s auditors and internal auditors and to suggest to the Board of Directors the measures to be taken regarding such deficiencies. The Audit Committee is also responsible for approving related party transactions. In addition, the Audit Committee is responsible for the approval of all audit and non-audit services provided to the Company by Brightman Almagor & Co., an independent registered public accounting firm and member firm of Deloitte Touche Tohmatsu.

        All members of the Audit Committee have been determined to meet the standards of independence required of Audit Committee members by the applicable Securities and Exchange Commission rules. The Board of Directors has determined that all of the members of the Audit Committee are able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement and that Lauri Hanover is an “audit committee financial expert” within the meaning of applicable Securities and Exchange Commission rules and has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in his financial sophistication.

        The Audit Committee operates under a charter adopted by the Board of Directors. You may review the Company’s Audit Committee Charter on the Company’s website: http:\\nova.co.il under “about Nova.” Copies of the Charter can also be obtained free of charge by contacting the Company at the address appearing on the first page of this proxy statement, to the attention of the Chief Financial Officer. During fiscal 2005, the Audit Committee met five times and acted one time by unanimous consent in writing.

        The Compensation Committee is comprised of Joseph Ciechanover, Lauri Hanover and Dan Falk. The function of the Compensation Committee is described in the approved charter of the committee, and includes determining the compensation of directors, senior management and employees (subject to provisions regarding related party transactions). All members of the Compensation Committee have been determined to meet the applicable standards for independence. During fiscal 2005, the Compensation Committee met five times.

        The Investment Committee is comprised of Lauri Hanover, Avi Kerbs, Dan Falk and Joseph Ciechanover. The function of the investment committee is described in the approved charter of the committee, and includes reviewing and determining the cash investment policy of the cash reserves of the Company. During fiscal 2005, the Investment Committee met once.

        The Nominating Committee is comprised of Alon Dumanis, Dan Falk and Joseph Ciechanover. The function of the nominating committee is described in the approved charter of the committee, which you may review on the Company’s website: http://nova.co.il under “about Nova”. During fiscal 2005, the Nominating Committee met twice.

        The Committee’s purposes are to identify individuals qualified to become members of the Board and to make recommendations to the Board for director nominees to stand for election at the annual meeting of shareholders, all in accordance with the Company’s Articles of Association, applicable laws, regulations of the Securities and Exchange Commission and other governmental authorities, rules and standards. Under the charter, the decision on the identity of nominees is to be made by the Board, with the actual election of directors being made by shareholders at the Company’s annual general meeting.

        In accordance with the charter, in recommending a nominee for director, the committee considers the nominee’s integrity, skill, leadership ability, financial sophistication, and capacity to help guide the Company, and such other considerations as the Committee deems appropriate. Any director candidate shall, at a minimum, possess a background that includes a solid education, extensive business, professional or academic experience and the reputation, character, integrity, skills, judgment and temperament, which have prepared him or her for dealing with the multi-faceted financial, business and other issues that confront a board of directors of a corporation with the size, complexity, reputation and success of the Company.

        The Strategic Committee is comprised of Micha Brunstein, Avi Kerbs, Alon Dumanis, Dan Falk and Giora Dishon. The function of the strategic committee is described in the approved charter of the committee, and includes advising and recommending strategic and long term plans and goals for the Company. During fiscal 2005, the Strategic Committee met six times.

        The nomination of Naama Zeldis for election to the position of external director was recommended by the Nominating Committee.

Committee Meetings and Meetings of the Board of Directors

        During fiscal 2005, the Board of Directors held eight meetings and acted two times by unanimous consent in writing. During fiscal 2005 all incumbent directors attended in person or by conference call at least 75% of the total number of meetings of the Board of Directors and meetings of the committees of the Board of Directors on which they served during their incumbency.

Compensation of Directors and Senior Management

        The aggregate direct remuneration paid or payable to all 13 persons who served in the capacity of director or executive officer during 2005 (including persons who served partial term) was approximately $1,000,000, including approximately $224,000, which was set aside for pension and retirement benefits and including amounts expended by the Company for automobiles made available to the Company’s executive officers and $100,000 for executives’ retirement payments.

        The total amount paid or payable to the directors, including external directors (excluding Dr. Giora Dishon (CEO) and Dr. Moshe Finarov (CTO)), for 2005 was $114,000. In 2004, this amount was $105,000 and in 2003 it was $122,000.

        External directors of the Company receive remuneration comprised of: an annual payment in the amount of NIS 30,708 (approximately $6,840) and an additional per meeting payment of NIS 1,143 (approximately $255).

        As of May 15, 2003, we entered into an agreement with Mr. Barry L. Cox according to which Mr. Cox served as chairperson of our board of directors. Under the agreement, Mr. Cox was entitled to gross annual compensation of $50,000 as well as a one-time grant of an option to purchase up to 50,000 ordinary shares of the Company, at the fair market value of the shares at the time of grant. The option vests during a three year period so that a third of the entire amount granted to Mr. Cox shall be exercisable upon each anniversary of the grant. Mr. Cox has resigned from the Board effective April 28, 2006. On June 19, 2006 (following the recommendations of the Compensation Committee and the Audit Committee), the Board of directors approved the severance arrangements with Mr. Barry Cox continuing payment of his compensation through the end of 2006 in a total amount of $25,000. These payments have not yet been approved by our shareholders.

        On May 15, 2003, the Company’s Board of Directors and Audit Committee resolved (i) that the monthly gross salary of Dr. Dishon shall be increased to 44,000 NIS (approximately $9,800) for the period February 1, 2003 through July 31, 2003 and increased to 50,000 NIS (approximately $11,120) starting on August 1, 2003 and (ii) that the monthly gross salary of Dr. Finarov shall be increased to 40,000 NIS (approximately $8,900) for the period February 1, 2003 through July 31, 2003 and increased to 44,000 NIS (approximately $9,800) starting on August 1, 2003. These changes in the terms of compensation for Drs. Dishon and Finarov were approved by our shareholders on September 1, 2003.

        On November 1, 2005, the Company’s Audit Committee and on November 2, 2005 the Company’s Board of Directors resolved (i) that the monthly gross salary of Dr. Dishon shall be increased to 57,000 NIS (approximately $12,000) starting on July 1, 2005 and (ii) that the monthly gross salary of Dr. Finarov shall be increased to 53,000 NIS (approximately $11,500) starting on July 1, 2005. During June, 2006 the Company’s Compensation Committee, Audit Committee and Board of Directors approved further increases in the above mentioned salaries as well as additional options grants, as detailed in the Items below. These changes in the terms of compensation for Dr. Dishon and Dr. Finarov have not yet been approved by the shareholders.

        During June, 2006, Dr. Micha Brunstein was named as the Chairman of the Board of Directors of the Company. Following the recommendations of the Compensation Committee and the Audit Committee, the Board of Directors resolved that for his services as Chairman, Dr. Brunstein will be entitled to gross annual compensation of $110,000 and to a grant of 150,000 options from the Company’s Option Plan 8, as detailed in Item 7 below. These payments have not yet been approved by our shareholders.

        On November 10, 2004, the Company’s Board of Directors and the Company’s Audit Committee, in each case after all of directors and external directors gave notification of their personal interest in such resolutions, approved the issuance of options to directors as set forth below.

Name of directors	Position	# of options

Giora Dishon	Director, CEO & President	70,000
Moshe Finarov	Director & CTO	60,000
Barry Cox	Former Chairman of the board	10,000
Micha Brunstein	Director	10,000
Avi Kerbs	Director	10,000
Joseph Ciechanover	Director	10,000
Alon Dumanis	Director	10,000
Lauri Hanover	External Director	10,000
Karey Holland	Former External Director	10,000

        The options were granted in December 2004 subject to shareholder approval, which was given on September 29, 2005. The options are subject to the terms and conditions of the Company’s Option Plan 7B. Subject to any permitted acceleration of vesting, the options vest over a period of between one and four years and their term may not exceed seven years from the date of grant. The exercise price of these options is $3.40 per share.

        On July 30, 2005, the Company’s Audit Committee (in which all directors, including both external directors, notified the Company of their personal interest in the approval of said resolution) and the Company’s Board of Directors (in which all directors, including both external directors, have notified the Company of their personal interest in the approval of said resolution), approved the grant of options to directors as set forth below:

Name of directors	Position	# of options

Giora Dishon	Director, CEO & President	63,000
Moshe Finarov	Director & CTO	54,000
Barry Cox	Former Chairman of the board	9,000
Micha Brunstein	Director	9,000
Avi Kerbs	Director	9,000
Joseph Ciechanover	Director	9,000
Alon Dumanis	Director	9,000
Lauri Hanover	External Director	9,000
Karey Holland	Former External Director	9,000

        These grants were approved by the shareholders on September 29, 2005. The grant of the above options is subject to the terms and conditions of the Company’s Option Plan 7C. Subject to any permitted acceleration of vesting, the options vest over a period of between one and four years and their term may not exceed seven years from the date of grant. The exercise price of these options will be the fair market value of the Company’s shares on the date of grant, unless otherwise determined by the Board of Directors. The grant of the above options is subject to receipt of a letter of consent from the Israeli Securities Authority, receipt of a letter of consent from the Tel-Aviv Stock Exchange and the effectiveness of a Registration Statement on Form S-8 with respect to the ordinary shares underlying the options.

        On July 31, 2005, the Company’s Board of Directors (in which all directors, including both external directors, notified the Company of their personal interest in the approval of said resolution) and the Company’s Audit Committee (in which all directors, including both external directors, notified the Company of their personal interest in the approval of said resolution), approved the recommendation of the Company’s Compensation Committee to approve a plan to accelerate the vesting of certain options outstanding as of December 29, 2005 as described below:

Last Name	First Name	Grant Date	Exercise Price $	Granted	Unvested	Vested & Exercisable

Dumanis	Alon	Mar-04-Dec-04	3.4-5.15	20,000	16,864	3,136
Brunsten	Micha	Mar-04-Dec-04	3.4-5.15	20,000	16,864	3,136
Ciechanover	Joseph	Feb-03-Dec-04	2.06-5.15	30,000	21,864	8,136
Hanover	Lauri	Feb-03-Dec-04	2.06-5.15	30,000	21,864	8,136
Kerbs	Avi	Feb-03-Dec-04	2.06-5.15	30,000	21,864	8,136
Holland	Karey	Feb-03-Dec-04	2.06-5.15	30,000	21,864	8,136
Cox	Barry	May-03-Dec-04	2.68-3.4	60,000	26,667	33,333
Dishon	Giora	Feb-03-Dec-04	2.06-5.15	195,000	144,682	50,318
Finarov	Moshe	Feb-03-Dec-04	2.06-5.15	165,000	122,818	42,182

        The acceleration of the options under Plans 6, 7A and 7B was approved by the shareholders on September 29, 2005. As a result, the options identified above vested and became fully exercisable on December 29, 2005.

        On September 29, 2005, the Shareholders of the Company approved the extension of the period in which Dr. Holland may exercise her options, to a period of 180 days from the date of termination of Dr. Holland’s tenure as a director and external director.

Options Held by Directors and Senior Management

        The following table sets forth information regarding options held by our directors and officers as of June 30, 2006 updated to June 30, 2006.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)

Giora Dishon (1)	318,000	2007-2012	2.06-7.37
Moshe Finarov (1)	279,000	2007-2012	2.06-7.37
8 directors and officers as a group (1)	356,200	2006-2013	1.79-7.37

(1)	All such options are currently exercisable.

(2)	The vesting period of each option is between one and four years from the date of grant according to the applicable option plan.

ITEM NO. 1

PROPOSAL FOR REVIEW AND DISCUSSION OF THE COMPANY’S
RESTATED FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2004

        The Company has restated its financial statements for the year ended December 31, 2004 and filed those restated financial statements with its Amended Annual Report on form 20-F/A on June 12, 2006.

        A copy of the Company’s restated financial statements for the year ended on December 31, 2004 is attached as Appendix A to this Proxy Statement and will be presented to the shareholders at the Shareholders Meeting for review.

ITEM NO. 2

PROPOSAL FOR REVIEW AND DISCUSSION OF THE COMPANY’S
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

        A copy of the Company’s audited financial statements for the year ended December 31, 2005 was mailed with this Proxy Statement to shareholders of record on the Record Date, and will be presented to the shareholders at the Shareholders Meeting for review.

ITEM NO. 3

PROPOSAL FOR ELECTION OF DIRECTORS

        The Articles of Association of the Company provide that the Board of Directors shall consist of no fewer than five and no more than nine directors. Presently there are eight members of the Board of Directors. Of the eight current directors, two, Dan Falk and Lauri Hanover, were already elected to serve as external directors as required under the Companies Law. Ms. Lauri Hanover was elected in 2000 and was reelected in 2003. Mr. Dan Falk was elected in 2005. Pursuant to the Companies Law, external directors serve for a term of three years and may be reelected to only one additional three year term. Ms. Lauri Hanover’s tenure as external director will terminate on the 31st of August, 2006. Directors of the Company who are not elected to serve as external directors under the Companies Law become directors when they are elected by the shareholders of the Company and serve as directors until the conclusion of the next Annual General Meeting of Shareholders, unless the office is earlier vacated under any relevant provision of the Company’s Articles of Association or any applicable law. A director who is appointed by the Company’s Board of Directors shall serve until the conclusion of the next General Meeting of Shareholders or on a date on which the Board of Directors decides to terminate his tenure, whichever is earlier.

        All the persons named below as nominees are current members of the Company’s Board of Directors. If elected, the nominees will serve until the date of the next annual general meeting, provided however that in the event that the general meeting does not elect at least the minimum number of directors required under the Articles of Association of the Company, then the outgoing Board of Directors shall continue its tenure until the general meeting elects at least such minimum number of directors.

        The following paragraphs provide certain relevant information concerning each director nominee, including past and present principal occupation:

Nominee	Age	Position

Giora Dishon	61	President, Chief Executive Officer, Director and Co-Founder
Moshe Finarov	54	Chief Technology Officer, Director and Co-Founder
Micha Brunstein	62	Chairman of the board
Avi Kerbs	59	Director
Joseph Ciechanover	72	Director
Alon Dumanis	56	Director

Dr. Giora Dishon, I.D. number 005087358, is a co-founder of Nova and has served as President and Chief Executive Officer since Nova’s formation in 1993. From 1989 to 1993 he served as Thin Film and Flat Panel Display Product Line Manager at Orbot Systems and Orbotech Ltd., a manufacturer of automated optical inspection equipment. From 1986 to 1988 he was a Visiting Scientist at the Microelectronics Center of North Carolina, and from 1982 to 1986 he served as the Managing Director at AVX Israel Ltd., a manufacturer of electronic devices. Dr. Dishon holds a B.Sc. in Chemistry, a MSc. and a Ph.D. in Materials Science from the Hebrew University in Jerusalem. Dr. Dishon is a member of the Strategic Committee. Dr. Dishon is an Israeli citizen, was born on December 1944 and his address is 3 Mishol Ozard St., Jerusalem, Israel.

Dr. Moshe Finarov, I. D. number 303626725, is a co-founder of Nova Measuring Instruments and a member of the Board of Directors. He has served as Chief Technology Officer and VP Technology since Nova’s formation in 1993. From 1989 to 1993 he served as Senior Physicist at Orbotech Ltd. and from 1974 to 1988 he was employed at PULSAR and ENIMS Scientific Research Institutes in Moscow. Dr. Finarov holds a Ph.D in Semiconductor Physics and M.Sc in Microelectronics from Moscow Steel & Alloys Institute. He is named on approximately 30 US patents and published approximately 40 papers. Dr. Finarov is an Israeli citizen, was born on October 1952 and his address is 16 Ainstein St., Rehovoth, Israel.

Dr. Micha Brunstein, I.D. number 001206283, was elected as director of Nova during November 2003 by the other members of the board of directors, and thereafter by annual shareholders meetings. Effective of June 19, 2006, Dr. Micha Brunstein was named as the chairman of the Board of Directors of Nova. During the years 1990 to 1999, Dr. Brunstein served as a Managing Director of Applied Materials Israel Ltd. Prior to that, Dr, Brunstein served as President of Opal Inc. and as a Director of New Business development in Optrotech Ltd. At present, Dr. Brunstein serves as a board member of Ham-let Ltd., a company whose stock is traded in the Tel Aviv Stock Exchange, and as the chairman of Valor Computerized Systems Ltd., whose stock is traded in the Frankfurt Stock Exchange and as Chairman of two privately held companies. Dr. Brunstein holds B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and M.Sc. and Ph.D. degrees in Physics from the Tel Aviv University. Dr. Brunstein is a member of the Strategic Committee. Dr. Brunstein is an Israeli citizen, was born on September 1943 and his address is 18 Barkay Shmuel St., Tel Aviv, Israel.

Mr. Avi Kerbs, I.D. number 006702435, has served as a director of Nova since 1993. He serves as the president and chief executive officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital Company and has served in this capacity since 1991. Teuza-A Fairchild Technology Venture Ltd. is a major shareholder of Nova. He serves as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and a M.Sc. in Management, both from the Technion, Israel’s Institute of Technology. Mr. Kerbs serves as a member of the Technion’s Board of Governors and as a member of the Haifa University Board of Governors and the Chairman of the Scientific Academic Club of the Haifa University. Mr. Kerbs was originally appointed to our board of directors by Teuza. Mr. Kerbs was originally appointed to our board of directors by Teuza. Mr. Kerbs is a member of the Strategic Committee and the Investment Committee. Mr. Kerbs is an Israeli citizen, was born on April 1947 and his address is 100 Harav Kook St., Kiryat Motskin, Israel.

Mr. Joseph Ciechanover, I.D. number 5991468, has served as a director of Nova from October 1996 until December 1998 and again from February 2000 until the present. He is the founder and president of the Challenge Fund-Etgar L.P., a venture capital firm holding approximately 2% of Nova’s outstanding shares, and served as chairman of the board of El-Al Israel Airlines from 1995 until 2001. He served as a chairman of Israel Discount Bank from 1986-1993 and the president and a member of the board of directors of PEC Israel Economic Corporation, a diversified investment company which merged later into Discount Investment Corp. Since 1995, Mr. Ciechanover has been a member of the board of directors of United Retail Group, Inc. and serves on the audit compensation committees. United Retail Group, Inc.‘s stock is publicly traded in the United States. Mr. Ciechanover holds a law degree from the Hebrew University in Jerusalem, an L.L.M. from the University of California at Berkeley and a Ph.D. in philosophy from Boston University. Mr. Ciechanover is a member of the Compensation Committee, the Audit Committee the Nominating Committee and the Investment Committee. Mr. Ciechanover is an Israeli citizen, was born on October 1933 and his address is 12 Amirim St., Savion, Israel.

Dr. Alon Dumanis, I.D. number 050001619, has served as a director of Nova since 2002. Dr. Dumanis is the Chief Executive Officer of Docor International Management, a Dutch investment company, subsidiary of The Van-Leer Group Foundation. Dr. Dumanis serves either as Chairman or as a member of the Board of Directors of various companies. Dr. Dumanis is a member of the Board of Directors of Tadiran Communications and formerly, a member of the Board of Directors at El Al Israel Airlines (TASE-LY) and Board of Directors of Inventech Investments Co. Ltd. (TASE-IVTC), a major shareholder. Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force with the rank of Brigadier General. Dr. Dumanis currently serves as chairperson and member of several national steering committees and is the author of many papers published locally and internationally in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University in the United States. Dr. Dumanis is a member of the Nominating Committee. Dr. Dumanis is an Israeli citizen, was born on May 1950 and his address is 80 Avital St., Reut, Israel.

        If any of such nominees is unable to serve, the persons named in the proxy will vote the Ordinary Shares for the election of such other nominees as the Company’s Board of Directors may propose. The nominees have advised that they will serve as directors, if elected.

        For each individual nominee to the Board of Directors (as described in this Item 3) the vote shall be made separately. The following resolutions electing directors is proposed for consideration by the shareholders:

        RESOLVED, to elect Micha Brunstein, Joseph Ciechanover, Avi Kerbs, Giora Dishon, Moshe Finarov and Alon Dumanis as Directors to serve until the date of the subsequent annual general meeting.

        The Board of Directors recommends that the shareholders vote “FOR” the election of said nominees to the Company’s Board of Directors, none of which are to serve as an external director.

ITEM NO. 4

ELECTION OF ONE EXTERNAL DIRECTOR

        The Articles of Association of the Company provide that the Board of Directors shall consist of no fewer than five and no more than nine directors. Presently there are eight members of the Board of Directors. Of the eight current directors, two, Dan Falk and Lauri Hanover, were already elected to serve as external directors as required under the Companies Law.

        Ms. Lauri Hanover was elected in 2000 and was reelected in 2003. Mr. Dan Falk was elected in 2005. Pursuant to the Companies Law, external directors serve for a term of three years and may be reelected to only one additional three year term. Ms. Lauri Hanover tenure as external director shall terminate on 31st of August, 2006.

        If the nominee for the position of external director, Naama Zeldis, is elected, she will serve for a term of three years which may be renewed for only one additional three year term. External directors may resign or may be removed from office according to applicable law. According to the Companies Law no shareholders meeting shall deliberate over the election of an external director unless the nominee has provided the company with a declaration stating that he or she fulfills all required terms for his or her nomination as an external director of the company. Such declaration was provided by Naama Zeldis, ,the nominee for external director, and is available for review at the Company’s registered office.

        The Companies Law requires that an Israeli public company have at least two external directors at least one of which must have accounting and financial expertise and the other of which must have certain professional qualifications.

        Regulations adopted pursuant to the Companies Law provide that a director with accounting and financial expertise is a director that due to his education, experience and skills has high expertise and understanding in business-accounting matters and financial statements in a way that enables him to deeply understand the financial statements of the company and to facilitate discussion with respect to the way the financial data should be presented. The assessment of the accounting and financial expertise of a director shall be made by the board of directors, who shall take into consideration, among other things, the education, experience and knowledge of the director in the following subjects:

(1)	Accounting matters and audit accounting matters, which are typical of the sector in which the company works and of companies with the same size and complexity as the company;

(2)	The duties and obligations of the auditing accountant; and

(3)	Preparing financial statements and their approval according to applicable law, including securities law.

        The regulations also provide that a director with professional qualifications is a director who meets one of the following conditions:

(1)	A holder of an academic degree in one of the following: economics, business administration, accounting, law, or public administration;

(2)	A holder of another academic degree or otherwise a graduate of higher education in a major field of business of the company or in another field which is relevant to the role;

(3)	He has experience of at least five years in one of the following, or that he has cumulative experience of at least five years in two or more of the following:

(a)	In a senior position in the business management of a corporation which has a significant scope of business;

(b)	In a senior public position or in a senior role in the public service; or

(c)	In a senior position in the major fields of business of the company.

        According to the Companies Law, the Board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise considering, among other things, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the Articles of Association of the company. When adopting such a resolution (that sets the minimum number of board members that are to have accounting and financial expertise) the company must also appoint such directors.

        On April 2006, the Board of Directors resolved that the minimum number of board members that need to have accounting and financial expertise, including the external director with accounting and financial expertise, is one (1).

        The Board of Directors has evaluated the capabilities of Mr. Dan Falk and Ms. Naama Zeldis and has determined and stated that each has accounting and financial expertise as described in the regulations promulgated pursuant to the Companies Law, and that, therefore, the requirement of the minimum number of board members that need to have accounting and financial expertise, as set by the Board of Directors, has been met.

        The following paragraph provides certain relevant information concerning each external director nominee, including past and present principal occupation:

Ms. Naama Zeldis, I.D. number 57783771, has served as Chief Financial Officer of Netafim Ltd. since December 2005. During 2001 to 2005 Ms. Zeldis served as Chief Financial Officer of EDS Israel. Prior to this Ms. Zeldis served as Chief Financial Officer of Radguard and Director of Finance of RAD Data Communications. Between 1990 and 1992, she served as an Economic Advisor in Economic Models. Ms. Zeldis has a Bachelor’s Degree in Economics and a Master’s Degree in Business Administration, majoring in Financing, from the Hebrew University of Jerusalem and a Bachelor’s Degree in Accounting from the Tel-Aviv University. Ms. Zeldis is an Israeli citizen, was born on April 1943 and her address is 4 mavo Hahavazelet St. Yahud, Israel. As stated above Ms. Zeldis holds accountingand financial expertise.

        RESOLVED: to elect Naama Zeldis as External Director to serve for a period of three years.

        The Board of Directors recommends that the shareholders vote “FOR” the election of said nominee to the Company’s Board of Directors, to serve as an external director.

ITEM NO. 5

PROPOSAL TO APPOINT THE
INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY

        The Board of Directors has selected Brightman Almagor & Co., an independent registered public accounting firm and member firm of Deloitte Touche Tohmatsu as the independent registered public accountant firm for the Company for the year ending on December 31, 2006. The Board of Directors believes that the selection of Brightman Almagor & Co. is appropriate and in the best interests of the Company and its shareholders. Brightman Almagor & Co. has audited the Company’s books and accounts and performed other accounting services for the Company since 1994. Brightman Almagor & Co. performed the Company’s annual audit for the fiscal year ended December 31, 2005.

        Information on fees paid to the Company’s independent public accountants may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

        Representatives of Brightman Almagor & Co. are expected to be present at the Shareholders Meeting, and will have the opportunity to make a statement if they desire to do so. The representatives are also expected to be available to respond to appropriate questions.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to appoint Brightman Almagor & Co. as the independent registered public accounting firm of the Company for the year ending December 31, 2006, and to authorize the Audit Committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The Board of Directors recommends that the shareholders vote “FOR” the ratification of Brightman Almagor & Co.‘s selection as the independent public accountants of the Company.

ITEM NO. 6

PROPOSAL TO APPROVE THE AMENDMENTS TO THE
ARTICLES OF ASSOCIATION OF THE COMPANY, WITH RESPECT
TO EXEMPTION FROM LIABILITY, INSURANCE AND INDEMNITY,
IN ORDER TO ENSURE THAT THE ARTICLES COMPLY WITH
AMENDMENT NO. 3 TO THE COMPANIES LAW 1999

        In March 2005, an amendment to the Companies Law entered into force, amended, among other things, the provisions of the Companies Law regarding the grant of insurance, indemnity and exemption to directors and officers. Such provision, among other things, alter the scope of permissible indemnifications, and the events for which the Company may undertake, in advance, to indemnify its directors and officers.

        The Companies Law provides for specific language to be included a company’s articles of association and letter of indemnification as a condition for such documents to comply with its provisions. Without such language, the company cannot offer insurance, indemnification and exemption for liability of directors and officers.

        Chapter F of the Company’s Articles of Association deals with directors’ and officers’ exemption, indemnification and liability insurance. The proposed amendments to Chapter F are being introduced for the purpose of compliance with the provision of the Companies Law as amended, and common corporate practice in Israel with respect to indemnification and exemption of liability of directors and officers.

        Below are the proposed amendments to Chapter F of the Company’s Articles of Association:

    1.        Article 8.2 Instead of:

“To indemnify an officer of the Company for a debt or expense specified in this Article 8.2 below, which was imposed on him as a result of an act which he performed in his capacity as an officer:"

shall be as follows:

“Indemnify an officer of the Company for an obligation or expense specified in this Article 8.2.1 below, which was imposed on him or which he spent as a result of an act which he performed in his capacity as an officer:"

    2.        Article 8.2.1, that states

“A monetary debt imposed on him for the benefit of another person under a judgment, including a compromise settlement judgment or an arbitrator’s decision which was approved by a court.”

shall become Article 8.2.1(a).

    3.        Add new Article 8.2.1(b) as follows:

“Reasonable litigation expenses, including attorney’s fees, which the officer incurred due to an investigation or procedure conducted against him by an authority authorized to conduct such an investigation or procedure, provided that such an investigation or procedure concluded without the filing of an indictment against the officer and without imposition of a monetary liability in lieu of criminal proceedings, or that such an investigation or procedure concluded without the filing of an indictment against the officer but the officer is imposed with a monetary liability in lieu of criminal proceedings that the offense in question does not require proof of mens rea. In this Section-“the conclusion of a procedure without the filing of indictment in an issue in which a criminal investigation began and “monetary liability in lieu of criminal proceedings”- as their meaning in Section 260(A)(1a) to the Companies Law.”

    4.        Replace Article 8.2.2, that states

“Reasonable litigation expenses, including attorneys’ fees, which the officer incurred or for which he was obligated by a court, in a proceeding instituted against him by the Company or in its name or by another person, or in a criminal indictment of which he is acquitted, or in a criminal charge of which he is convicted provided that the offense or offenses in which he is convicted require mens rea of negligence or strict liability.”

with Article 8.2.1(c) as follows:

“Reasonable litigation expenses, including attorney’s fees, which the officer incurred or for which he was obligated by a court, in a proceeding filed by the Company or in its name or by another person against him, or in criminal proceedings of which he was acquitted, or in criminal proceedings in which he was convicted, provided that the offense in which he was convicted does not require proof of mens rea.”

    5.        Replace Article 8.2.3, that states:

“To obligate in advance to indemnify an officer, provided that the obligation shall be limited to the types of events which, in the view of the Board of Directors, may be foreseen at the time the obligation to indemnify is undertaken, and in an amount determined by the Board of Directors which shall be reasonable in the circumstances.”

with the following new Article 8.2.2:

“The Company may obligate in advance to indemnify an officer, as follows:

(a) as specified in Article 8.2.1(a), provided however, that the obligation shall be limited to the events which, according to the Board of Directors’ opinion, are foreseen in light of the Company’s actual activities at the time of granting the obligation to indemnify, and to an amount or criteria that the Board of Directors deems reasonable under the circumstances, and that in the obligation to indemnify the events which, according to the Board of Directors’ opinion are foreseen in light of the Company’s actual activities at the time of granting the obligation to indemnify, and the amount or criteria that the Board of Directors deems reasonable under the circumstances shall be specified.

(b) as specified in Article 8.2.1(b) and in Article 8.2.1(c).”

    6.        Replace Article 8.2.4, that states

“Without derogating from the provisions of Article 8.2.3 above, to indemnify an officer after the occurrence of an event which is to be indemnified.”

with the following Article 8.2.3:

“The Company may indemnify an officer, as specified in Articles 8.2.1(a), 8.2.1(b) and 8.2.1(c) after the occurrence of such event which is to be indemnified.”

    7.        Existing Article 8.3, that states

“The Company may exempt an officer in advance from his liability, in part or in whole, for damages resulting from breach of the officer’s duty of care with respect to the Company.”

shall become Article 8.3(a).

    8.        New 8.3(b) shall be added as follows:

“Notwithstanding Article 8.3(a) above, the Company may not exempt a Director in advance from his liability toward the Company due to the breach of duty of care in the event of a distribution, as defined in the Companies Law.”

Attached as Appendix B to this Proxy Statement is a marked copy of Articles 8.2 and 8.3 of the Company’s Articles of Association showing the proposed changes.

        RESOLVED: To approve the Suggested Amendments to Chapter F of the Articles of Association of the Company.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the Suggested Amendments to Chapter F of the Articles of Association of the Company

ITEM NO.7

PROPOSAL TO APPROVE THE AMENDED LETTER OF
INDEMNIFICATION TO BE GIVEN TO DIRECTORS AND OFFICERS
OF THE COMPANY AS MAY SERVE FROM TIME TO TIME

        As described in Item No. 6, in March 2005, the Companies Law was amended to include certain provisions relating to the indemnification and exemption from liability of directors and officers.

        As a result of the amendment and the proposed amendment to the Company’s Articles of Association as described in Item No. 6, it is proposed to revise Letter of Indemnification under which the Company undertakes to provide indemnification to the Company’s officers and directors to be consistent with the amendment to the Companies Law and with common corporate practice in Israel with respect to indemnification and exemption of liability of directors and officers. The following paragraphs describe the material terms of the Letter of Indemnification.

Scope of Indemnification: The director or officer in question (the “Indemnitee”) will be indemnified for the following costs and expenses:

(i)     any monetary obligation imposed on the Indemnitee in favor of another person under a judgment, including a compromise settlement judgment or an arbitrator’s decision which was approved by court; provided however that such indemnification shall be given only in respect of the events detailed in Annex A of the letter which according to the Board of Directors’ opinion, are foreseen in light of the Company’s actual activities, and which shall not exceed the greater of (i) 30% of the Company’s shareholders equity, according to the most recent Company consolidated financial statements prior to the date of the indemnification payment; or (ii) $10,000,000.

(ii)     reasonable litigation expenses, including attorney’s fees, which the Indemnitee incurred due to an investigation or procedure conducted against him by an authority authorized to conduct such an investigation or procedure, provided that such an investigation or procedure concluded without the filing of an indictment against the officer and without imposition of a monetary liability in lieu of criminal proceedings, or that such an investigation or procedure concluded without the filing of an indictment against the Indemnitee but a monetary liability in lieu of criminal proceedings is imposed and the offense in question does not require proof of mens rea; and

(iii)     reasonable litigation expenses, including attorney’s fees, which the Indemnitee incurred or for which he was obligated by a court, in a proceeding filed by the Company or in its name or by another person against him, or in criminal proceedings of which he was acquitted, or in criminal proceedings in which he was convicted, provided that the offense in question does not require proof of mens rea.

Limitation on Indemnification:

        The aggregate indemnification amount that the Company will pay to all Indemnitees under all the indemnification letters that shall be issued by the Company shall not exceed the greater of (i) 30% of the Company’s shareholders equity, according to the most recent Company consolidated financial statements prior to the date of the indemnification payment; or (ii) $10,000,000.

        Nothing in the Indemnification Letters prevents the Company from providing additional indemnification to the Company’s officers and directors, provided, however, any such indemnification may be limited by applicable law or subject to shareholder approval.

        The full text of the amended Letter of Indemnification is attached to this Proxy Statement as Appendix C. The information provided above with respect to the material terms of the Letter of Indemnification is qualified in its entirety by reference to Appendix C, which is the instrument the shareholders are requested to approve.

        The Letter of Indemnification will not be effective if the proposed related amendments to the Company’s Articles of Association in Item 6 of this Proxy Statement are not approved.

        RESOLVED: To approve the Letter of Indemnification to be given to directors and officers of the Company as may serve from time to time

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the Letter of Indemnification.

ITEM NO.8

PROPOSAL TO APPROVE SEVERANCE ARRANGEMENTS WITH MR.
BARRY COX FOLLOWING HIS RESIGNATION FROM THE POSITION OF
CHAIRMAN AND MEMBER OF THE BOARD OF DIRECTORS OF THE
COMPANY

        As of May 15, 2003, the Company has entered into an agreement with Mr. Barry L. Cox according to which Mr. Cox served as chairperson of our board of directors. Under the agreement, Mr. Cox was entitled to gross annual compensation of $50,000 as well as a one-time grant of an option to purchase up to 50,000 ordinary shares of the Company, at the fair market value of the shares at the time of grant. The option vests during a three-year period so that a third of the entire amount granted to Mr. Cox shall be exercisable upon each anniversary of the grant. Mr. Cox has resigned from the Board effective April 28, 2006. On June 19, 2006 (following the recommendations of the Compensation Committee and the Audit Committee), the Board of directors approved the severance arrangements with Mr. Barry Cox continuing payment of his compensation through the end of 2006 in a total amount of $25,000. These payments are subject to approval by the shareholders.

        RESOLVED: To approve the proposed severance arrangements with Mr. Barry Cox.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of suggested severance arrangements.

ITEM NO. 9

PROPOSAL TO APPROVE THE AGREEMENT BETWEEN THE
COMPANY AND DR. MICHA BRUNSTEIN, THE CHAIRMAN OF
THE BOARD OF DIRECTORS OF THE COMPANY

        During June, 2006, Dr. Micha Brunstein was named as the chairman of the Board of Directors of the Company. Following the recommendations of the Compensation Committee and the Audit Committee, the Board of Directors resolved that Dr. Brunstein will be entitled to the following terms and conditions:

Annual Fee and Options. Dr. Brunstein shall be entitled to receive a gross annual fee of $110,000 payable monthly in NIS. Dr. Brunstein will be granted options to purchase up to 150,000 Ordinary Shares of the of the Company, subject to the terms of Option Plan 8.

Acceleration of Vesting Schedule: In the event of (i) a proposed sale of all or substantially all of the assets of the Company; or (ii) a proposed merger of the Company with or into another corporation or entity, following which the Company’s shareholders will hold less than 50% of the shares of the surviving entity; or (iii) a proposal to purchase the Company’s shares so that following such purchase the purchaser will hold 50% or more of the Company’s Shares, provided that the purchaser is not numbered among the Company’s institutional investors at the date of the execution of the purchase agreement (hereinafter, in each case: an “Acceleration Event”), the vesting process of said 150,000 options shall be accelerated so that at the date of completion and perfection of an Acceleration Event all said 150,000 options, to the extent not then vested, shall vest and become exercisable, provided, however, that: a) Dr. Brunstein is serving as the Chairman on such date; b) as a result of the Acceleration Event he is compelled to vacate his position.

Confidentiality, Non-Compete and Non-Solicitation: Dr. Brunstein shall be subject to customary confidentiality, non- compete and non-solicitation undertakings.

Term and Termination: The term of engagement shall commence as of June 19, 2006 and continue for an unlimited period, unless terminated as a result of any of the following: i) Dr Brunstein is unable to perform his duties as Chairman of the Board of the Company for whatever reason; ii) the General Meeting of the Company decides not to reelect him as a director; iii) the Board of Directors of the Company decides to terminate his appointment; all subject to, and in accordance with any applicable law and/or the Articles of Association of the Company. Upon termination, Dr. Brunstein shall be entitled to a one-time fee of $27,500.

        The full text of Dr. Brunstein’s Agreement with the Company is attached to this Proxy Statement as Appendix D. The above description is qualified in its entirety be reference to the agreement attached as Appendix D, which is the document that the shareholders are being requested to approve.

        RESOLVED: To approve the agreement with Dr. Micha Brunstein, attached as Appendix D.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the agreement with Dr. Micha Brunstein, attached as Appendix D.

ITEM NO. 10

PROPOSAL TO APPROVE THE EMPLOYMENT TERMS OF THE CEO OF
THE COMPANY, DR. GIORA DISHON, FOR THE PERIOD
JULY 1, 2005 THROUGH JUNE 30, 2006

        On May 15, 2003, the Company’s Board of Directors and Audit Committee resolved that the monthly gross salary of Dr. Dishon shall be increased to 44,000 NIS (approximately $9,800) for the period February 1, 2003 through July 31, 2003 and increased to 50,000 NIS (approximately $11,120) starting on August 1, 2003. These changes in the terms of compensation for Dr. Dishon were approved by our shareholders on September 1, 2003.

        On November 1, 2005, the Company’s Audit Committee and on November 2, 2005 the Company’s Board of Directors resolved that the monthly gross salary of Dr. Dishon shall be increased to 57,000 NIS (approximately $12,000) starting on July 1, 2005.

        The following resolution is proposed for consideration by the shareholders:

        RESOLVED: To approve the terms of employment of Dr. Giora Dishon for the period of July 1, 2005 through June 30, 2006.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the terms of employment of Dr. Giora Dishon for the period of July 1, 2005 through June 30, 2006.

ITEM NO. 11

PROPOSAL TO APPROVE THE EMPLOYMENT AGREEMENT
BETWEEN THE COMPANY AND THE CEO OF THE COMPANY,
DR. GIORA DISHON

        On May 15, 2003, the Company’s Board of Directors and Audit Committee resolved that the monthly gross salary of Dr. Dishon shall be increased to 44,000 NIS (approximately $9,800) for the period February 1, 2003 through July 31, 2003 and increased to 50,000 NIS (approximately $11,120) starting on August 1, 2003. These changes in the terms of compensation for Dr. Dishon were approved by our shareholders on September 1, 2003.

        On November 1, 2005, the Company’s Audit Committee and on November 2, 2005 the Company’s Board of Directors resolved that the monthly gross salary of Dr. Dishon shall be increased to 57,000 NIS (approximately $12,000) starting on July 1, 2005.

        During June, 2006 the Company’s Audit Committee and the Company’s Board of Directors approved further increases in the salary of Dr. Dishon, as well as the grant of additional options. These changes in the terms of compensation for Dr. Dishon are set forth in a written employment agreement with Dr. Dishon and are subject to approval by our shareholders.

        Following the recommendations of the Compensation Committee and the Audit Committee, the Board of Directors resolved to approve an addendum to the employment agreement between the Company and Dr. Dishon which includes the following material terms:

Salary and Options: Dr. Dishon will be paid a gross monthly salary of $15,000 payable in NIS and will be granted options to purchase up to 100,000 Ordinary Shares under the terms and conditions of Stock Option Plan No. 8.

Acceleration of Vesting Schedule: In the event of: (i) a proposed sale of all or substantially all of the assets of the Company; or (ii) a proposed merger of the Company with or into another corporation or entity, following which the Company’s shareholders will hold less than 50% of the shares of the surviving entity; or (iii) a proposal to purchase the Company’s shares so that, following such purchase, the purchaser will hold 50% or more of the Company’s Shares, provided that the purchaser is not numbered among the Company’s institutional investors at the date of the execution of the purchase agreement (hereinafter, in each case: an “Acceleration Event”), the vesting process of said 100,000 options shall be accelerated so that at the date of completion and perfection of an Acceleration Event all said 100,000 options, to the extent not then vested, shall vest and become exercisable, provided, however, that: a) Dr. Dishon is an employee of the Company on such date; b) as a result of the Acceleration Event he is compelled to vacate his position.

Term and Termination: The agreement shall come into effect as of July 1, 2006. In the event of the appointment by the Company of a new CEO to the Company, the Company undertakes to employ Dr Dishon in another suitable position within the Company, for a period of two years from the date of such appointment (the “Minimum Period”). Before the expiry of the Minimum Period, the Board of Directors of the Company may decide to terminate Dr Dishon’s employment in the Company, upon provision of prior written notice. In this event, Dr Dishon shall be entitled to receive salary payments, including all terms, rights and conditions, to which he was entitled during his employment in the Company, until the completion of said Minimum Period. In the event that during such Minimum Period, Dr Dishon concludes that he is unable to serve the Company as required, following the CEO appointment, he shall be entitled to give one year prior written notice to the Company of his decision to terminate his employment in the Company. In this case the terms referred to above shall continue for one year from the date of such notice but not beyond the end of the Minimum Period. Notwithstanding anything to the contrary in the Stock Option Plan, the options of Dr Dishon shall continue to vest during the Minimum Period.

        The addendum to the employment agreement with Dr. Giora Dishon is attached to this Proxy Statement as Appendix E. The above description is qualified in its entirety by reference to the employment agreement which the shareholders are being requested to approve.

The following resolution is proposed for consideration by the shareholders:

        RESOLVED: To approve the agreement with Dr. Giora Dishon, attached as Appendix E.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of of the agreement with Dr. Giora Dishon, attached as Appendix E.

ITEM NO. 12

PROPOSAL TO APPROVE THE EMPLOYMENT TERMS OF THE CHIEF
TECHNOLOGY OFFICER OF THE COMPANY, DR. MOSHE FINAROV, FOR
THE PERIOD JULY 1, 2005 THROUGH JUNE 30, 2006

        On May 15, 2003, the Company’s Board of Directors and Audit Committee resolved that the monthly gross salary of Dr. Finarov shall be increased to 40,000 NIS (approximately $8,900) for the period February 1, 2003 through July 31, 2003 and increased to 44,000 NIS (approximately $9,800) starting on August 1, 2003. These changes in the terms of compensation for Dr. Finarov were approved by our shareholders on September 1, 2003.

        On November 1, 2005, the Company’s Audit Committee and on November 2, 2005 the Company’s Board of Directors resolved that the monthly gross salary of Dr. Finarov shall be increased to 53,000 NIS (approximately $11,500) starting on July 1, 2005.

        The following resolution is proposed for consideration by the shareholders:

        RESOLVED: To approve the terms of employment of Dr. Moshe Finarov for the period of July 1, 2005 through June 30, 2006.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the terms of employment of Dr. Moshe Finarov for the period of July 1, 2005 - through June 30, 2006.

ITEM NO. 13

PROPOSAL TO APPROVE THE EMPLOYMENT AGREEMENT BETWEEN
THE COMPANY AND THE CHIEF TECHNOLOGY OFFICER OF THE
COMPANY, DR. MOSHE FINAROV

        On May 15, 2003, the Company’s Board of Directors and Audit Committee resolved that the monthly gross salary of Dr. Finarov shall be increased to 40,000 NIS (approximately $8,900) for the period February 1, 2003 through July 31, 2003 and increased to 44,000 NIS (approximately $9,800) starting on August 1, 2003. These changes in the terms of compensation for Dr. Finarov were approved by our shareholders on September 1, 2003.

        On November 1, 2005, the Company’s Audit Committee and on November 2, 2005 the Company’s Board of Directors resolved that the monthly gross salary of Dr. Finarov shall be increased to 53,000 NIS (approximately $11,500) starting on July 1, 2005. During June, 2006 the Company’s Audit Committee and the salary of Dr. Finarov Company’s Board of Directors have approved further increases in the as well the grant of additional options. These changes in the terms of compensation for Dr. Finarov are set forth in a written employment agreement with Dr. Finarov and are subject to approval by our shareholders.

        Following the recommendations of the Compensation Committee and the Audit Committee, the Board of Directors resolved to approve an addendum to the employment agreement with Dr. Finarov which includes the following material terms:

Salary and Options: Dr. Finarov will be paid a gross monthly salary of $14,000 payable in NIS and will be granted options to purchase up to 100,000 Ordinary Shares under the terms and conditions of Stock Option Plan No. 8.

Acceleration of Vesting Schedule: In the event of: (i) a proposed sale of all or substantially all of the assets of the Company; or (ii) a proposed merger of the Company with or into another corporation or entity, following which the Company’s shareholders will hold less than 50% of the shares of the surviving entity; or (iii) a proposal to purchase the Company’s shares so that, following such purchase the purchaser will hold 50% or more of the Company’s Shares, provided that the purchaser is not numbered among the Company’s institutional investors at the date of the execution of the purchase agreement (hereinafter, in each case: an “Acceleration Event”), the vesting process of said 100,000 options shall be accelerated so that at the date of completion and perfection of an Acceleration Event all said 100,000 options, to the extent not then vested, shall vest and become exercisable, provided, however, that: a) Dr. Finarov is an employee of the Company on such date; b) as a result of the Acceleration Event he is compelled to vacate his position.

Term and Termination: The agreement comes into effect as of July 1, 2006. In the event of the appointment by the Company of a new CEO to the Company, the Company undertakes to employ Dr Finarov in a position of Chief Technical Officer or as Senior Technology Consultant, for a period of two years from the date of the execution of Dr Finarov’s employment agreement (the “Minimum Period”). Before the expiry of the Minimum Period, the Board of Directors of the Company may decide to terminate Dr Finarov’s employment in the Company, upon provision of prior written notice. In this event, Dr Finarov shall be entitled to receive salary payments, including all terms, rights and conditions, to which he was entitled during his employment in the Company, until the completion of said Minimum Period. In the event that during such Minimum Period, Dr Finarov concludes that he is unable to serve the Company as required, following the CEO appointment, he shall be entitled to give one year prior written notice to the Company of his decision to terminate his employment in the Company. In this case the terms referred to above shall continue for one year from the date of such notice but not beyond the end of the Minimum Period. Notwithstanding anything to the contrary in the Stock Option Plan, the options of Dr Finarov shall continue to vest during the Minimum Period.

The addendum to the employment agreement with Dr. Moshe Finarov is attached to this Proxy Statement as Appendix F. The above description is qualified in its entirety by reference to the employment agreement which is the document that the shareholders are being requested to approve.

        RESOLVED: To approve the agreement with Dr. Moshe Finarov, attached as Appendix F.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the agreement with Dr. Moshe Finarov, attached as Appendix F.

ITEM NO. 14

PROPOSAL TO GRANT OPTIONS TO THE COMPANY’S DIRECTORS AND
EXTERNAL DIRECTORS

Background:

        According to the Israeli Companies Law, the terms of compensation of members of the Board of Directors require approval of the Audit Committee, the Board of Directors and shareholders of the Company.

        As to compensation in stock, according to the Regulations issued pursuant to the Companies Law, the Company is entitled to grant the external directors, in addition to the cash compensation described above, options to purchase Company’s shares provided that such grant is made within the framework of a stock incentive plan applicable to all other directors in the Company and further provided that the amount of shares granted or purchasable under the terms of such option shall be no less than the minimum amount of shares purchasable by any other director and shall not exceed the average amount of shares purchasable by all directors. According to the Companies Law, the transactions set forth in this paragraph, are subject to the approval of the following corporate organs: (i) the Company’s Audit Committee; (ii) the Company’s Board of Directors; and (iii) the Company’s shareholders.

        On July 19, 2006, the Company’s Audit Committee (in which all directors, including both external directors, notified the Company of their personal interest in the approval of said resolution) and the Company’s Board of Directors (in which all directors, including both external directors, have notified the Company of their personal interest in the approval of said resolution), approved the grant of options to directors as set forth below:

Name of Directors	Position	# of options

Avi Kerbs	Director	10,000
Joseph Ciechanover	Director	10,000
Alon Dumanis	Director	10,000
Dan Falk*	External Director	19,000
Naama Zeldis (upon her election)	Nominee for election as External Director	10,000

        * 9,000 additional options are granted to Mr. Dan Falk since he was elected as an external director on September 29, 2005, but no options were granted to him with respect to 2005. The Annual Shareholders meeting that was held on September 29, 2005 approved granting 9,000 options to each of the other directors listed above who served on the Board of Directors of the Company.

        The grant of the above options is subject to the terms and conditions of the Company’s Option Plan 8. Subject to any permitted acceleration of vesting, the options vest over a period of between one and four years and their term may not exceed seven years from the date of grant. The exercise price of these options will be the fair market value of the Company’s shares at the time such options are granted, unless otherwise determined by the Board of Directors.

        For each individual director or nominee to the Board of Directors, the vote for the approval of the grant of options, as described above, shall be made separately.

        The following resolution is proposed for consideration by the shareholders:

        RESOLVED, to approve the grant of options to certain Directors of the Company as set forth in this Item No. 14.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the grant of options to certain Directors of the Company as set forth in this Item No. 14.

ITEM NO. 15

PROPOSAL TO APPROVE REMUNERATION TERMS FOR DIRECTORS AND
EXTERNAL DIRECTORS

        As of July 2006, External Directors and Directors of the Company receive remuneration comprised of: an annual payment in the amount of NIS 30,708 (approximately $6,840) and an additional payment per meeting of NIS 1,143 (approximately $255).

        According to the Companies Regulations (rules regarding remuneration and expenses for an External Director) – 2000 (the “Regulations”), a resolution for the payment of cash remuneration to external directors which adheres to the cash range set forth in the second and third schedules of the Regulations (as adjusted from time to time according to the Regulations) required the approval of the Audit Committee, Board of Directors and Shareholders.

        On July 19, 2006, following the recommendation of the Compensation committee and the approval of the Audit Committee, the Board of Directors approved remuneration for Directors and External Directors as follows: an annual payment in the amount of NIS 34,575 (approximately $7,700) and an additional payment per meeting of NIS 1,820 (approximately $405). The amounts set forth above adheres to the cash range set forth in the Regulations and will be linked to the consumer price index according to the Regulations. The amounts set forth above require the approval of the Shareholders’ Meeting.

        The following resolution is proposed for consideration by the shareholders:

        RESOLVED, to approve the Directors and External Directors terms of remuneration, as set forth in this Item No. 15.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the Directors and External Directors terms of remuneration, as set forth in this Item No. 15.

Additional Information

Beneficial Ownership of Securities by Certain Persons

        The following table shows the number of ordinary shares beneficially owned by persons known by us to own beneficially more than five percent of the Company’s ordinary shares, as of June 30, 2006.

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Ordinary Shares Beneficially Owned

Clal Electronics Industries Ltd. (1)	2,823,584	18.23%
Inventech Investments Co. Ltd.	833,974	5.4%
Teuza - A Fairchild Technology Venture Ltd. (2)	1,603,407	10.4%
Teuza Management & Development (1991) Ltd. (2)	1,603,407	10.4%
Austin W. Marxe & David Greenhouse (3)	2,367,837	15.4%
Tamir Fishman Ventures II, L.L.C. (4)	1,175,600	7.6%
Shai Saul (4)	1,175,600	7.6%
Michael Elias (4)	1,182,850	7.6%
Tamir Fishman & Co. Ltd. (4)	1,180,700	7.6%
Eldad Tamir (4)	1,180,700	7.6%
Danny Fishman (4)	1,180,700	7.6%
Giora Dishon (5)	963,042	6.1%
Moshe Finarov(6)	871,941	5.6%

* Unless specifically stated otherwise, the information provided hereinabove is based upon information contained in filings made by the named person with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Regulation 13D-G.

(1)	The following information is contained in Schedule 13D (Amendment No. 2) filed on December 18, 2003 by, among others, Clal Electronics Ltd.: each of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner (Chairman of Clal Industries), Shelly Dankner-Bergman (Director of Clal Industries), Avraham Livnat and Ruth Manor reported having shared voting and dispositive control over 2,823,584 shares.

(2)	The information was provided by Avi Kerbs, President and Chief Executive Officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd.

(3)	As reported on the Schedule 13G (Amendment 4) filed by Messrs. Marxe and Greenhouse on February 15, 2006, the amount indicated includes 536,778 shares held by Special Situations Cayman Fund, L.P., 77,631 shares held by Special Situations Technology Fund, L.P., 397,869 shares held by Special Situations Technology Fund II, L.P., 109,246 shares held by Special Situations Fund III, L.P. and 1,246,313 shares held by Special Situations Fund III, QP, L.P.

(4)	The following information is contained in a Schedule 13G (Amendment No. 2) filed by, among others, Tamir Fishman Ventures II, LLC (“TFV”), on March 30, 2005: (a) Five limited partnerships and a corporation directly beneficially own, in the aggregate, 1,175,600 shares; (b) TFV beneficially owns 1,175,600 shares as the sole general partner of the five limited partnerships and by virtue of its management rights with respect to a corporation ; (c) Shai Saul, is a managing member of TFV; (d) Michael Elias is a managing member of TFV and reports having sole voting and dispositive power over an additional 7,250 shares; (d) Tamir Fishman & Co. Ltd is a managing member of TFV and reports directly owning 5,100 additional shares; (e) Eldad Tamir and Danny Fishman are each Co-President and Co-CEO of Tamir Fishman & Co. Ltd. The total number of shares beneficially owned collectively in this group is 1,182,850.

(5)	Includes shares held in trust under Israeli tax law for the benefit of the named shareholder and options to purchase 255,000 ordinary shares, which are currently exercisable.

(6)	Includes options to purchase 225,000 shares which are currently exercisable.

Annual Report on Form 20-F

        The Company will provide without charge to each person solicited by this Proxy Statement, on the written request of such person, a copy of the Company’s Annual Report on Form 20-F, including financial statements and schedules thereto, as filed with the United States Securities an Exchange Commission for its most recent fiscal year. Such written request should be directed to Mr. Dror David, Chief Financial Officer at the address of the Company set forth on the first page of this Proxy Statement.

Appendix A

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
NOVA MEASURING INSTRUMENTS LTD.

We have audited the accompanying consolidated balance sheets of Nova Measuring Instruments Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control of financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 15, the Company has restated its consolidated financial statements as of December 31, 2004.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and their consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 16, 2005

Except for Note 15, as to which the date is April 9, 2006

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of December 31,
	2004	2003
	(As restated*)

CURRENT ASSETS
Cash and cash equivalents	$12,171	$26,634
Short-term interest-bearing bank deposits	1,916	711
Held-to-maturity securities	8,583	4,296
Trade accounts receivable (no allowance for doubtful accounts)	6,850	5,804
Inventories (Note 3)	6,354	4,152
Other current assets	1,169	1,244

	37,043	42,841

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	2,145	1,386
Held-to-maturity securities	5,989	-
Other Long-term assets	382	242
Severance pay funds (Note 6)	2,288	2,024

	10,804	3,652

FIXED ASSETS, NET (Note 4)	2,119	1,425

Total assets	$49,966	$47,918

CURRENT LIABILITIES
Trade accounts payable	$4,795	$5,389
Other current liabilities (Note 5)	6,539	7,102

	11,334	12,491

LONG-TERM LIABILITIES
Liability for employee termination benefits (Note 6)	3,075	2,653
Deferred income	3,831	263
Other long-term liability (Note 9)	145	175

	7,051	3,091

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' EQUITY (Note 8)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000
shares, issued and outstanding 15,308,544
and 15,117,538 shares, respectively	46	46
Additional paid-in capital	73,333	72,785
Deferred stock-based compensation	-	(122)
Accumulated other comprehensive income	8	13
Accumulated deficit	(41,806)	(40,386)

Total shareholders' equity	31,581	32,336

Total liabilities and shareholders' equity	$49,966	$47,918

* See note 15

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED TATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31,
	2004	2003	2002
	(As restated*)

REVENUES:
Product sales	$29,274	$21,152	$14,506
Services	7,532	5,536	5,865

	36,806	26,688	20,371

COST OF REVENUES:
Product sales	14,396	10,270	6,752
Services	6,715	6,265	6,601

	21,111	16,535	13,353

GROSS PROFIT	15,695	10,153	7,018

OPERATING EXPENSES:

Research and development expenses, net of participation by the
OCS of $1,926, $2,321 and $1,679, respectively (Note 7)	8,665	8,561	9,894
Technology for use in research and development (Note 9)	-	-	1,478
Sales and marketing expenses	6,647	6,534	6,950
General and administrative expenses	2,331	1,898	1,797
Other operating income (Note 10)	-	(2,203)	-

	17,643	14,790	20,119

OPERATING LOSS	(1,948)	(4,637)	(13,101)

INTEREST INCOME
(net of related expenses of $56, $28 and $30, respectively)	528	425	144

NET LOSS FOR THE YEAR	$(1,420)	$(4,212)	$(12,957)

LOSS PER SHARE

Basic Loss per share	$(0.09)	$(0.28)	$(0.88)

Shares used in calculation of basic loss per share	15,259	14,994	14,786

* See note 15

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
(In thousands)

	Share capital
	Ordinary shares	Deferred shares	Additional Paid-in capital	Deferred stock-based compensation	Accumulated other Comprehensive Income (Loss)	Accumulated Deficit	Total

Balance as of January 1, 2002	$43	$3	$72,774	$(2,073)	$(524)	$(23,217)	$47,006
Employee share-based plans	(*)-		31				31
Amortization of deferred stock- based compensation				1,073			1,073
Forfeiture of employee share options			(191)	191			-
Realization of losses on derivatives					212		212
Realization of losses on investments					312		312
Conversion of deferred shares into ordinary shares	3	(3)					-
Loss for the year						(12,957)	(12,957)

Total comprehensive loss							(12,433)

Balance as of December 31, 2002	$46	$-	$72,614	$(809)	$-	$(36,174)	$35,677

Employee share-based plans	(*)-		318				318
Amortization of deferred stock- based compensation				540			540
Forfeiture of employee share options			(147)	147			-
Increase in fair market value of derivatives					13		13
Loss for the year						(4,212)	(4,212)

Total comprehensive loss							(4,199)

Balance as of December 31, 2003	$46	$-	$72,785	$(122)	$13	$(40,386)	$32,336

Employee share-based plans	(*)-		548				548
Amortization of deferred stock- based compensation				122			122
Forfeiture of employee share options
Decrease in fair market value of derivatives					(5)		(5)
Net loss for the year (As restated (**))						(1,420)	(1,420)

Total comprehensive loss							(1,425)

Balance as of December 31, 2004 (As restated (**))	$46	$-	$73,333	$-	$8	$(41,806)	$31,581

(*) Less than $1, (**) See note 15.

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2 0 0 4	2 0 0 3	2 0 0 2
	(As restated*)

CASH FLOWS - OPERATING ACTIVITIES
Net loss for the year	$1,420	$(4,212)	$(12,957)
Adjustments to reconcile net loss for the year to net cash
used in operating activities - Schedule A	(109)	(1,295)	5,046

Net cash - operating activities	(1,529)	(5,507)	(7,911)

CASH FLOWS - INVESTING ACTIVITIES

Technology for use in research and development	-	-	(1,265)
Increase in short-term and long-term interest-bearing bank deposits	(1,964)	(1,475)	(622)
Decrease (increase) in short-term and long-term held to maturity securities	(10,276)	(3,302)	6,220
Decrease in available for sale securities	-	-	6,644
Additions to fixed assets	(1,242)	(364)	(601)

Net cash - investing activities	(13,482)	(5,141)	10,376

CASH FLOWS - FINANCING ACTIVITIES

Shares issued under employee share-based plans	548	318	31

Net cash - financing activities	548	318	31

Increase (decrease) in cash and cash equivalents	(14,463)	(10,330)	2,496
Cash and cash equivalents - beginning of year	26,634	36,964	34,468

Cash and cash equivalents - end of year	$12,171	$26,634	$36,964

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:

Taxes paid	$65	$67	$53

* See note 15

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

SCHEDULE A	–	ADJUSTMENTS TO RECONCILE LOSS TO NET CASH USED IN OPERATING ACTIVITIES

	Year ended December 31,
	2 0 0 4	2 0 0 3	2 0 0 2
	(As restated*)

Income and expense items not involving cash flows:

Depreciation	$548	$716	$802

Loss from realization of available for sale securities	-	-	652

Technology for use in research and development	-	-	1,478

Amortization of deferred stock-based compensation	122	540	1,073

Increase (decrease) in liability for employee
termination benefits, net	310	168	(40)

	980	1,424	3,965

Changes in assets and liabilities:

Increase in trade accounts receivable	(1,046)	(2,902)	(1,229)

Decrease (increase) in other current assets and other
long-term assets	(70)	(336)	252

Decrease (increase) in inventories	(2,202)	(1,002)	1,163

Increase (decrease) in trade accounts payable and other
long-term liabilities	(624)	2,011	653

Increase in long-term deferred income	3,568	24	239

Increase (decrease) in other current liabilities	(715)	(514)	3

	(1,089)	(2,719)	1,081

	$(109)	$(1,295)	$5,046

* See note 15

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1 – GENERAL

A.	Business Description

Nova Measuring Instruments (the “Company”) was incorporated in May 1993 and commenced operations in October 1993 in the design, development and production of integrated process control systems, used in the manufacturing of semiconductors. In October 1995, the Company began manufacturing and marketing its systems. In addition, the Company is continuing research and development for the next generation of its products and additional applications for such products. The Company operates in one operating segment.

The Company has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, The Netherlands and Taiwan. All companies (the “subsidiaries”) are engaged in pre-sale activities and providing technical support to customers.

The industry in which the Company operates is characterized by rapid technological development in a competitive environment. Substantially most of the Company’s current sales are derived from a single product line for use exclusively by the semiconductor industry, whose business is highly cyclical. The Company depends on a limited number of suppliers, and at times a sole supplier. Any disruption or termination of the suppliers’operations may adversely affect the Company’s production capabilities. In addition, certain of the Company’s development projects are in the early stages and there can be no assurance that these projects will be successful.

The ordinary shares of the Company are traded on the NASDAQ National Market System since April, 2000. The ordinary shares are also traded on the Tel-Aviv Stock Exchange, since June, 2002.

B.	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

The following is a summary of the significant accounting policies, which were applied in the preparation of these financial statements, on a consistent basis:

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Financial Statements in U.S. Dollars

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (the “dollar”). Accordingly, the Company uses the dollar as its functional and reporting currency. Certain of the dollar amounts in the financial statements may represent the dollar equivalent of other currencies, including the New Israeli Shekel (“NIS”), and may not be exchangeable for dollars.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation,” of the Financial Accounting Standards Board (“FASB”). Net financing income includes translation gains (losses), which were immaterial for all years presented.

B.	Principles of Consolidation

The Company’s financial statements include the financial statements of the Company and its subsidiaries (the “Group”) after elimination of material intercompany transactions and balances.

C.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and demand deposits in banks and other short-term, highly liquid investments (primarily interest-bearing time deposits and commercial papers) with maturity dates not exceeding three months from the date of deposit.

D.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is recorded on the specific identification basis. No allowance was deemed necessary by management.

E.	Held-to-Maturity Securities

Securities held to maturity include investments in debt securities that the Company has positive intent and ability to hold to maturity. Securities held to maturity are measured at amortized cost.

F.	Inventories

Inventories are presented at the lower of cost or market. Cost is determined as follows:

Raw materials – on the average cost basis.

Finished products and work in process – at actual cost (materials, labor and indirect manufacturing costs).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Fixed assets

Fixed assets are presented at cost, net of accumulated depreciation.

Annual depreciation is calculated based on the straight-line method over the shorter of the estimated useful lives of the related assets or terms of the related leases. Annual depreciation rates are as follows:

%

Electronic equipment	20-33
Office furniture and equipment	6-15
Leasehold improvements	20

In accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” of the FASB, which supercedes SFAS No. 121, management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

H.	Accrued Warranty Costs

Accrued warranty costs are calculated in respect of the warranty period on the Company’s products (generally one year) and are based on the Company’s prior experience and in accordance with management’s estimate. See Note 5B for disclosure with regard to accrued warranty costs.

I.	Revenue Recognition

The Company recognizes revenues upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations.

In cases of arrangements with multiple deliverables, revenue is typically recognized upon shipment, if collection of the resulting receivable is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement. Such undelivered elements in these arrangements typically consist of services and/or upgrades. If vendor-specific objective evidence does not exist for the undelivered elements of the arrangement, all revenue is deferred until such evidence does exist, or until all elements are delivered, whichever is earlier.

Service revenues consist mainly of revenue from maintenance contracts and are recognized ratably over the contract period.

J.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Office of the Chief Scientist (“OCS”) as its participation in certain research and development projects are offset against the Company’s research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Income Taxes

The Group accounts for income taxes utilizing the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes” of the FASB. Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income tax bases of assets and liabilities and their reported amounts in the financial statements, and for tax loss carryforwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered likely based on available evidence.

L.	Stock-Based Compensation

The Group accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Group records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at the grant date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options. See below for pro forma disclosures required in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS 148.

Pro forma Loss Per Share According to SFAS 123 and SFAS 148:

For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2004, 2003 and 2002 (all in weighted averages):

	2004	2003	2002

Risk-free interest rate	4%	1.4%	1.5%
Expected life of options	7 years	7 years	7 years
Expected weekly volatility	56%	82%	90%
Expected dividend yield	none	none	none

Had compensation cost for the Company’s stock option plans been determined based on fair value at the grant dates for all awards made in 2004, 2003 and 2002 in accordance with SFAS 123, as amended by SFAS 148, the Company’s pro forma loss per share would have been as follows:

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Stock-Based Compensation (Cont.)

	2 0 0 4	2 0 0 3	2 0 0 2

Pro forma net loss

Net loss for the year, as reported	$(1,420)	$(4,212)	$(12,957)
Deduct - stock-based compensation determined under
APB-25	122	540	1,073
Add - stock-based compensation determined
under SFAS 123	(1,258)	(1,348)	(2,265)

Pro forma net loss	$(2,556)	$(5,020)	$(14,149)

Pro forma loss per share

Basic - as reported	$(0.09)	$(0.28)	$(0.88)

Basic - pro forma	$(0.17)	$(0.33)	$(0.96)

M.	Loss per Share

Loss per share is presented in accordance with SFAS 128 of the FASB, “Earnings per Share.” Pursuant to this standard, basic earnings (loss) per share exclude the dilutive effects of convertible securities and are computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflect the potential dilutive effect of all convertible securities. Due to the anti-dilutive effect, basic loss per share was equal to diluted loss per share for years 2004, 2003 and 2002. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 754,109, 2,608,475 and 2,093,767 in 2004, 2003 and 2002, respectively.

N.	Derivative Financial Instruments

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 138 and SFAS No. 149, requires, principally, the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the fair values of derivative instruments would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

See Note 14 for disclosure of the derivative financial instruments in accordance with such pronouncements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Reclassification

Certain previously reported amounts have been reclassified in these financial statements in order to conform to the 2004 financial statements presentation.

P.	New Accounting Pronouncements

(1)	SFAS No. 151 – Inventory Costs, an Amendment of ARB No. 43, Chapter 4 – In November 2004 the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption is not expected to have a material effect on the Company’s financial position and results of operations.

(2)	SFAS No. 123 (revised 2004) “Share Based Payments” – In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its authoritative interpretations.

SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the alternative to use APB 25‘s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period).

The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	New Accounting Pronouncements (Cont.)

(2)	(Cont.)

The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the third quarter of 2005, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”. Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company’s future financial position and results of operations. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

(3)	SFAS No. 153, Exchange of Non-Monetary Assets – In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption in not expected to have a material effect on the Company’s financial position and results of operations.

NOTE 3 -INVENTORIES

A.

	As of December 31,
	2 0 0 4	2 0 0 3

Raw materials	$1,640	$1,050
Work in process	3,444	2,637
Finished goods	1,270	465

	$6,354	$4,152

B.	In the years ended December 31, 2004 and 2003 the Company wrote down inventory in the amounts of $250 and $725, respectively

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 4 -FIXED ASSETS, NET

	As of December 31,
	2 0 0 4	2 0 0 3

Cost:
Electronic equipment	$4,341	$3,608
Office furniture and equipment	597	364
Leasehold improvements	1,750	1,695

	6,688	5,667

Accumulated depreciation and amortization:
Electronic equipment	3,140	3,013
Office furniture and equipment	354	226
Leasehold improvements	1,075	1,003

	4,569	4,242

Net book value	$2,119	$1,425

NOTE 5 -OTHER CURRENT LIABILITIES

A.

	As of December 31,
	2 0 0 4	2 0 0 3

Accrued salaries and fringe benefits	$2,667	$2,838
Accrued warranty costs (See B below)	2,915	2,558
Governmental institutions	933	1,249
Other	24	457

	$6,539	$7,102

B.	Accrued warranty costs:

	As of December 31,
	2 0 0 4	2 0 0 3

Balance as of beginning of year	$2,558	$2,276
Services provided under warranty	(2,830)	(1,424)
Changes in provision	3,187	1,706

Balance as of end of year	$2,915	$2,558

NOTE 6 - ACCRUED SEVERANCE PAY

Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The obligation for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s most recent salary. The liability is partially covered through insurance policies purchased by the Company and deposits in a severance fund.

Severance-pay expense amounted to $691, $614 and $381 for 2004, 2003 and 2002, respectively.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7 - COMMITMENTS AND CONTINGENCIES

A.	The Company has received grants in the aggregate amount of $7,485 from the OCS, as its participation of up to 50% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. During the fourth quarter of 2003, the OCS has approved the Company’s request to allocate $2,203 from the grants provided by it to a specific lithography project, to be repaid as royalties only from sales of lithography products. As a result, the Company has canceled a provision in the total amount of $2,203, made by it mainly in prior years. Such cancellation is included as Other Operating Income in the Statement of Operations for the year ended December 31, 2003. Royalty expense amounted to $0, $656, and $722 for the years 2004, 2003 and 2002, respectively. The balance of the contingent liability to the OCS as of December 31, 2004 was approximately $4,035 (including $2,203 with respect to the lithography project, as mentioned above).

B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2007. The minimum rental payments are as follows:

Year	Amount (US dollars)

2005	1,218
2006	1,112
2007	891

Rental expense for the facilities amounted to $1,248, $851 and $884 for the years 2004, 2003 and 2002, respectively.

C.	The Company leases vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2007. The minimum rental payments are as follows:

Year	Amount (US dollars)

2005	652
2006	582
2007	258

Vehicle lease expense amounted to $669, $516 and $665 for the years 2004, 2003 and 2002, respectively.

D.	A major customer who was a related party until August 2001 (the “Former Related Party”), has notified the Company that a lawsuit has been filed against it by a third party. The suit alleges that the Former Related Party, while using the Company’s products, has infringed upon numerous U.S. patents owned by the third party. According to the agreement between the Company and the Former Related Party, the Company is to assume responsibility and to indemnify the Former Related Party for any losses with regard to such suit. The Company is unable to determine at this time with any certainty the ultimate outcome of the aforementioned issue and its effect, if any, on the Company’s financial condition, operating results and business.

E.	On February 2002 the Company signed a technology-license agreement, according to which the Company received a patent usage right as well as equipment in exchange for $1,502 and future payments of royalties of 5% of the net revenues of the products developed from the abovementioned technology. The Company had no liability with respect to such obligation, through December 31, 2004.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Cont.)

F.	In the last few months the Israeli Tax Authorities are approaching Israeli public companies and other entities with a request to provide certain information relating to the stamping of commercial documents in Israel. To the best of the Company’s knowledge such companies and entities are arguing that the request contradicts the common practice in Israel. Management estimates that the Company’s exposure, if any, in connection with this request is not expected to have a material effect on the Company’s financial position and results of operations.

NOTE 8 -SHAREHOLDERS’ EQUITY

A.	Share Capital Transactions

2.	During 2002 the Company converted 1,057,021 issued and outstanding deferred E shares into 551 ordinary shares, and 1,100,000 authorized deferred E shares into 1,100,000 authorized ordinary shares.

3.	Since 2003, the Company sponsors an employee stock purchase plan (ESPP) for the benefit of its employees. Under the ESPP, substantially all employees may purchase the Company’s ordinary shares through payroll deductions at a price equal to 85 percent of the lower of fair market value at the beginning or end of each six-month offering period. Shares purchases under the ESPP are limited to a maximum aggregate of 150,000 shares. In 2004 and 2003 the Company issued 96,443 and 43,585, respectively shares under the ESPP.

B.	Rights of Shares

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus shares (stock dividends) and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

C.	Share Option Plans

The Company’s Board of directors approves, from time to time, employee share option plans, the last of which was approved in December 2004. The options usually vest over four years and their term may not exceed 7 years. The exercise price of each option is usually the market price of the underling share at the date of each grant.

Through December 31, 2004, 5,730,822 share options have been issued under the plans, of which 1,621,488 options have been exercised, 314,700 options have been forfeited, 164,256 have been terminated and 1,575,108 options were exercisable as of December 31, 2004.

The weighted average fair value (in dollars) of the options granted during 2004, 2003 and 2002,according to Black-Scholes option-pricing model, amounted to $2.11, $1.43 and $0.82 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 -SHAREHOLDERS’ EQUITY (Cont.)

C.	Share Option Plans (Cont.)

A summary of the status of the Company’s share option plans as of December 31, 2004, 2003 and 2002, as well as changes during each of the years then ended, is presented below:

	2 0 0 4		2 0 0 3		2 0 0 2
	Share options	Weighted average exercise price	Share options	Weighted average exercise price	Share options	Weighted average exercise price
		(US dollars)		(US dollars)		(US dollars)

Outstanding as of beginning of year	2,621,213	3.38	1,922,402	3.99	2,292,132	3.57
Granted	1,250,000	3.86	1,010,000	2.09	46,500	1.31
Exercised	(138,640)	2.58	(144,180)	1.66	(294,403)	0.11
Terminated	(37,974)	5.81	(72,240)	5.38	(54,041)	4.78
Forfeited	(64,221)	2.30	(94,769)	3.27	(67,786)	3.96

Outstanding as of year end	3,630,378	3.57	2,621,213	3.38	1,922,402	3.99

Options exercisable at year-end	1,575,108		1,290,609		1,149,186

The following table summarizes information about share options outstanding as of December 31, 2004:

Outstanding as of December 31, 2004				Exercisable as of December 31, 2004
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.0025	38,578	1.5	0.0025	38,578	0.0025
2.06	860,169	5.2	2.06	213,455	2.06
2.46-3.69	910,412	3.4	2.735	748,966	2.78
3.4	650,000	6.9	3.4	-	3.4
4.01	417,110	6.4	4.01	-	4.01
5.15	180,000	6.2	5.15	-	5.15
5.16	102,272	2	5.16	102,272	5.16
6.27-7.37	471,837	2.5	6.95	471,837	6.95

	3,630,378			1,575,108

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 – OTHER LONG-TERM LIABILITY

In February 2002, the Company signed an agreement for the licensing of certain know-how and technology, to be used in one of the Company’s specific research and development programs and which has no alternative use. In accordance with the principles set forth in SFAS 2 these costs have been charged to the statement of operations in the year ended December 31, 2002, at the present value of the minimum payments to be made under the agreement.

NOTE 10 - OTHER OPERATING INCOME

The amount for the year ended December 31, 2003 represents cancellation of a provision with respect to royalties to the OCS (see Note 7A.).

NOTE 11 -INCOME TAXES

A.	Law for the Encouragement of Capital Investments – 1959

In October 1995, the Company was granted “approved enterprise” status under the tax-exempt benefit track, as provided by the Israeli Law for the Encouragement of Capital Investments – 1959, for an investment program in the aggregate amount of $732 (“the first program”). The Company had completed the investments under the program, which received the approval of the Investments Center. The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the approved enterprise investment program for the first four years of the seven-year benefit period and a 25% tax rate for the remaining three years of the benefit period. Pursuant to the tax-exempt benefit track, the Company is liable for tax at a 25% rate on distributions to shareholders of earnings subject to the exemption.

In December 1999, the Company was granted another “approved enterprise” status for an investment expansion program in the aggregate amount of $3,229 (“the second program”) under the tax-exempt benefit track. The Company had completed the investments under the expansion program and filled the final report with respect to this plan. The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the approved enterprise investment program for the first two years of the seven-year benefit period and a 25% tax rate for the remaining five years of the benefit period. Pursuant to the tax-exempt benefit track, the Company is liable for tax at a 25% rate on distributions to shareholders of earnings subject to the exemption.

In January 2005, the Company was granted another “approved enterprise” status for an investment expansion program in the aggregate amount of $1,000 (“the third program”) under the tax-exempt benefit track. The tax-exempt benefit track, once approved, provides for a tax exemption on undistributed earnings derived from assets included in the approved enterprise investment program for the first two years of the seven-year benefit period and a 25% tax rate for the remaining five years of the benefit period. Pursuant to the tax-exempt benefit track, the Company is liable for tax at a 25% rate on distributions to shareholders of earnings subject to the exemption.

The period in which the Company is entitled to the abovementioned tax benefits is limited to seven years from the first year that taxable revenues are generated, and such benefits must be utilized within 12 years from the year that operation (as defined) of the approved enterprise commences, or 14 years from the year the approval is granted, whichever is earlier. Accordingly, under the existing conditions, the tax benefits period under the above-mentioned first, second and third programs ends in 2006, 2012 and 2018, respectively.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 -INCOME TAXES (Cont.)

A.	Law for the Encouragement of Capital Investments – 1959 (Cont.)

Dividends paid from earnings that benefited from the approved enterprise tax status are subject to a 15% tax to the recipient (for a period of 12 years from the end of the seven-year benefit period), whereas dividends paid out of other earnings are subject to tax to the recipient at the rate of 25% (or lower if paid to a treaty country), except when paid to another Israeli company, in which case such dividends are exempt from tax.

The income of the Company that is not derived from assets, which are eligible for reduced taxation benefits, as described above, is taxed at the statutory rate for Israeli companies (see H below).

The above tax benefits are conditioned upon fulfillment of the requirements stipulated by the aforementioned law and the regulations promulgated there under, as well as the criteria set forth in the certificates of approval. In the event of failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments.

If the investments of non-Israeli investors (as such investments are defined by the Law) will exceed 25% then the seven-year benefit period mentioned above may be extended to ten years. If the investments of non-Israeli investors is 49% or more, then the rate of tax on earnings derivedfrom assets included in the approved enterprise investment program will decrease to 10% – 20%, depending on the level of ownership by non-Israeli investors, examined on a yearly basis.

B.	Law for the Encouragement of Industry (Taxation), 1969

The Company is an “industrial company” under the Law for the encouragement of Industry (Taxation), 1969 and, therefore, is entitled to certain tax benefits, mainly accelerated rates of depreciation.

C.	Taxation Under Inflationary Conditions

The Company reports for tax purposes in accordance with the provisions of the Income Tax Law (Adjustments Due to Inflation) – 1985, under which taxable income is measured in terms of NIS adjusted for changes in the Israeli Consumer Price Index.

D.	Deferred Taxes

The Company has accumulated losses for Israeli tax purposes as of December 31, 2004 in the amount of approximately $43,000. At such date, other temporary differences were approximately $ 7,000.

The Israeli tax loss carryforwards have no expiration date. The Company expects that during the period these losses are utilized, its undistributed earnings will be tax exempt. Since the Company has no intention to distribute such earnings, there will be no tax benefit available from such tax losses and no deferred taxes have been included in these financial statements for these losses.

As of December 31, 2004, the subsidiaries had a net operating loss carryforward of approximately $1,290. A valuation allowance in the amount of approximately $515, representing the entire benefit, was recorded regarding such loss.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 -INCOME TAXES (Cont.)

E.	Effective Tax Rates

The Company’s effective tax rates differ from the statutory rates applicable to the Company for all years presented due primarily to its approved enterprise status (see A above) and the tax loss carry-forward.

F.	Tax Assessments

The Company received final tax assessments until and including tax year 2001.

G.	In light of losses for both financial reporting and tax purposes in 2002 and 2003, a reconciliation of the effective income tax rate has not been presented. In 2004, “theoretical” income taxes on the Company’s pre-tax income were primarily reduced by the utilization of tax loss carryforward from prior years for which a deferred tax asset had not been recorded and reduced tax rates related to approved enterprise.

H.	Tax Rates

In 2004 the Israeli Knesset approved a law for the amendment of the Income Tax Ordinance, according to which the regular corporate tax rate is to be reduced gradually and annually from 36% to 35% for 2005 tax year ending in 30% for 2007 tax year.

NOTE 12 -GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,
	2 0 0 4	2 0 0 3	2 0 0 2
	%	%	%

USA	67	62	61
Europe - primarily Italy, France and
Germany	11	10	16
Japan	18	21	20
Other	4	7	3

Total	100	100	100

B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,
	2 0 0 4	2 0 0 3	2 0 0 2
	%	%	%

Customer A	12	14	20
Customer B	3	6	11
Customer C	45	36	30
Customer D	18	29	22

C.	Assets by location

Substantially all fixed assets are located in Israel.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2004 amounted to $103 (2003 – $122, 2002 -$50). Number of options granted to directors amounted 380,000 and 200,000 in 2004 and 2003 respectively.

NOTE 14 – FINANCIAL INSTRUMENTS

A.	Fair value of financial instruments

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that impose on one entity a contractual obligation either to deliver cash or receive cash or another financial instrument to or from a second entity. Examples of financial instruments include cash and cash equivalents, short-term interest-bearing bank deposits, held to maturity securities, trade accounts receivable, investments, trade accounts payable, accrued expenses, options and forward contracts.

At December 31, 2004 and 2003 the fair market value of the Company’s financial instruments did not materially differ from their respective book value.

B.	Hedging activities

In 2001, the Company entered into several currency-forward transactions (NIS/dollar) of $8,750 with settlement dates ranging from January to June 2002, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $12,000. In accordance with SFAS 133 the Company recorded in 2001 an unrealized decrease of $212 in fair market value in “other comprehensive loss”. The corresponding liability was separately reported as “fair market value of forward contracts”within “other current liabilities”. In 2002 this decrease was charged to operations on the relevant settlement dates.

In 2003, the company entered into currency-forward transaction (NIS/dollar) of $400 with a settlement date of January 2004, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $400. In accordance with SFAS 133 the Company recorded in 2003 an increase of $13 in fair market value in “Other Comprehensive Income”. In 2004 this increase was charged to operations on the relevant settlement dates. In 2004, the company entered into currency-forward transaction, to currency-put option and to currency-call option (NIS/dollar, Euro/dollar, Yen/dollar) of $7,700 with settlement date through 2005, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $7,700. In accordance with SFAS 133 the Company recorded in 2004 an increase of $8 in fair market value in “Other Comprehensive Income”.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 15 - RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the financial statements the Company decided to restate its financial statements for the fiscal year ended December 31, 2004, to correctly apply revenue recognition principles relating to certain sales transactions, as described below.

During 2004, the Company sold certain systems to several customers. These transactions included an option to a one-time upgrade of the sold system free of charge for an unlimited period or during a two years period. The Company recognized all revenues from the sales of these systems in 2004. EITF 00-21 Revenue Arrangements with Multiple Deliverables (“EITF”), requires evaluation of each deliverable to determine whether it should be a separate unit of accounting. These transactions are considered multiple deliverables arrangement under the EITF, for which the upgrade right was not delivered. The Company was unable to establish a vendor specific objective evidence (“VSOE”) for the fair value of the upgrade right, therefore all revenues from the sale of these systems have been deferred until such an upgrade will either be exercised or expires. The restated financial statements include the effect of such deferral of revenues and costs related to these transactions.

In another instance in 2004 the Company granted to one of it’s customers trade in rights with decreasing rates of discounts over a period of 5 years. The trade-in right provided the customer with a discount toward the purchase price of a new system that is calculated based on the price of the originally sold systems as follows: if the trade-in is performed during the 1st and 2nd year after the sale – 72% of the price of the originally bought systems; 3rd year – 47%; 4th year – 31%; 5th year – 14%.

The Company recognized all revenues from the sales of these systems in 2004. The Company reached a conclusion that only the portion that is not subject to the discounts schedule above is fixed and determinable. The Company recognized only that portion and will recognize the remaining balance in future periods based on the amounts released from the above discount schedule. The restated financial statements include the effect of such deferral and the directly related costs.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 15 - RESTATEMENT OF FINANCIAL STATEMENTS (Cont.)

The tables below summarize the impact of the aforementioned restatement with respect to the financial statements as of December 31, 2004 and for the year then ended:

Consolidated Statement of Operations:

	Year ended December 31, 2004
	Previously Reported	Adjusted	As Restated

Revenues-Product sales	$33,347	$(4,073)	$29,274

Cost of revenues-Product Sales	15,361	(965)	14,396

Sales and marketing expenses	6,868	(221)	6,647

Operating Profit (Loss)	939	(2,887)	(1,948)

Net income (loss)	1,467	(2,887)	(1,420)

Basic earning (loss) per share	$0.10	$(0.19)	$(0.09)

Consolidated Balance Sheet:

	As of December 31, 2004
	Previously Reported	Adjusted	As Restated

Trade Accounts Receivables	$7,461	$(611)	$6,850

Inventories	5,239	1,115	6,354

Total Current Assets	36,539	504	37,043

Total Assets	49,462	504	49,966

Trade Accounts Payables	5,016	(221)	4,795

Other Current Liabilities	6,389	150	6,539

Total Current Liabilities	$11,405	$(71)	$11,334

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 15 - RESTATEMENT OF FINANCIAL STATEMENTS (Cont.)

Consolidated Balance Sheet (Cont.):

	As of December 31, 2004
	Previously Reported	Adjusted	As Restated

Long Term Liabilities-Deferred Income	$369	$3,462	$3,831

Total Long Term Liabilities	3,589	3,462	7,051

Accumulated Deficit	(38,919)	(2,887)	(41,806)

Total Shareholders Equity	$34,468	$(2,887)	$31,581

Appendix B

Insurance, Discharge and Indemnity of Officers

8.	The Company may, from time to time and subject to the provisions of any law:

8.1	Enter into a contract for insuring the liability of an officer, in part or in whole, for an obligation imposed on him as a result of an act or omission performed in his capacity as an officer, in each of the following instances:

8.1.1	Breach of duty of care with respect to the Company or another person.

8.1.2	Breach of trust with respect to the Company, provided that the officer acted in good faith and had reasonable grounds to presume that the act would not impair the Company’s best interests.

8.1.3	A monetary obligation imposed on him for the benefit of another person.

8.2	~~To~~ I~~i~~ndemnify an officer of the Company for ~~a debt~~ an obligation or expense specified in this Article 8.2.1 below, which was imposed on him or which he spent as a result of an act which he performed in his capacity as an officer:

8.2.1	(a)	A monetary debt imposed on him for the benefit of another person under a judgment, including a compromise settlement judgment or an arbitrator’s decision which was approved by a court.

(b)	Reasonable litigation expenses, including attorney’s fees, which the officer incurred due to an investigation or procedure conducted against him by an authority authorized to conduct such an investigation or procedure, provided that such an investigation or procedure concluded without the filing of an indictment against the officer and without imposition of a monetary liability in lieu of criminal proceedings, or that such an investigation or procedure concluded without the filing of an indictment against the officer but the officer is imposed with a monetary liability in lieu of criminal proceedings that the offense in question does not require proof of mens rea. In this Section – “the conclusion of a procedure without the filing of indictment in an issue in which a criminal investigation began” and “monetary liability in lieu of criminal proceedings”- as their meaning in Section 260(A)(1a) to the Companies Law.

(c)	Reasonable litigation expenses, including attorneys’ fees, which the officer incurred or for which he was obligated by a court, in a proceeding ~~instituted against him~~ filed by the Company or in its name or by another person against him, or in ~~a~~ criminal ~~indictment~~ proceedings of which he ~~is~~ was acquitted, or in ~~a~~ criminal ~~charge~~ proceedings ~~of~~ in which he is convicted provided that the offense ~~or offenses~~ in which he was~~is~~ convicted does not require proof of mens rea ~~of negligence or strict liability~~.

~~8.2.2 Reasonable litigation expenses, including attorneys’ fees, which the officer incurred or for which he was obligated by a court, in a proceeding instituted against him by the Company or in its name or by another person, or in a criminal indictment of which he is acquitted, or in a criminal charge of which he is convicted provided that the offense or offenses in which he is convicted require mens rea of negligence or strict liability.~~

8.2.2	The Company may obligate in advance to indemnify an officer, as follows:

~~8.2.3~~(a)	~~To obligate in advance to indemnify an officer,~~ as specified in Article 8.2.1(a) provided however that the obligation shall be limited to the ~~types of~~ events which, ~~in the view of~~ according to the Board of Directors’ opinion, ~~may be~~ are foreseen in light of the Company’s actual activities at the time of granting the obligation to indemnify ~~is undertaken~~, and ~~in~~ to an amount of criteria ~~determined by~~ that the Board of Directors ~~which shall be~~ deems reasonable ~~in~~ under the circumstances, and that in the obligation to indemnify the events which, according to the Board of Directors’ opinion are foreseen in light of the Company’s actual activities at the time of granting the obligation to indemnify, and the amount or criteria that the Board of Directors deems reasonable under the circumstances shall be specified.~~.~~

(b)	As specified in Article 8.2.1(b) and in Article 8.2.1(c).

8.2.3~~4~~	~~Without derogating from the provisions of Article 8.2.3 above, to~~ The Company may indemnify an officer, as specified in Articles 8.2.1(a), 8.2.1(b) and 8.2.1(c) after the occurrence of such event which is to be indemnified.

8.3	(a)	The Company may exempt an officer in advance from his liability, in part or in whole, for damages resulting from breach of the officer’s duty of care with respect to the Company.

(b)	Notwithstanding Article 8.3(a) above, the Company may not exempt a Director in advance from his liability toward the Company due to the breach of duty of care in the event of a distribution, as defined in the Companies Law.

9.	The above provisions neither intend, nor shall they be construed, to limit the Company in any manner whatsoever in respect of its entering into a contract of insurance, discharge or indemnity:

9.1	With respect to those who are not officers in the Company, including employees, contractors or advisors of the Company who are not officers therein;

9.2	With respect to officers in the Company, to the extent that the insurance, discharge or indemnity are not explicitly forbidden by law.

10.	The provisions of Articles 8 and 9 above shall also apply to a corporate representative as if he were an officer of the Company.

Appendix C

LETTER OF INDEMNIFICATION

1.	The Company hereby undertakes to indemnify you for any obligation imposed on you or expense spent by you as a result of an act, which you performed in your capacity as an Officer of the Company (as defined under the Israeli Companies Law-1999) (hereinafter: the “Officer”), subject to the applicable law, the Company’s Articles of Association and as follows:

1.1.	Any monetary obligation imposed on you in favor of another person under a judgment, including a compromise settlement judgment or an arbitrator’s decision which was approved by court, subject to Section 1.4 below;

1.2.	Reasonable litigation expenses, including attorney’s fees, which the Officer incurred due to an investigation or procedure conducted against him by an authority authorized to conduct such an investigation or procedure, provided that such an investigation or procedure concluded without the filing of an indictment against the Officer and without imposition of a monetary liability in lieu of criminal proceedings, or that such an investigation or procedure concluded without the filing of an indictment against the Officer but the Officer is imposed with a monetary liability in lieu of criminal proceedings that the offense in question does not require proof of mens rea. In this Section-“the conclusion of a procedure without the filing of indictment in an issue in which a criminal investigation began and “monetary liability in lieu of criminal proceedings” – as their meaning in Section 260(A)(1a) to the Companies Law

1.3.	Reasonable litigation expenses, including attorney’s fees, which the Officer incurred or for which he was obligated by a court, in a proceeding filed by the Company or in its name or by another person against him, or in criminal proceedings of which he was acquitted, or in criminal proceedings in which he was convicted, provided that the offense in which he was convicted does not require proof of mens rea

1.4.	With regards to Section 1.1 this obligation to indemnify is limited to the events detailed in Annex A which according to the Board of Directors’ opinion, are foreseen in light of the Company’s actual activities, and which shall not exceed 30% (thirty percent) of the Company’s shareholders equity or $10,000,000 (ten million dollars), the higher of the two, as detailed below in Section 1.5. The Board of Directors has determined that such amounts and criteria set by the Board of Directors are reasonable under the circumstances.

1.5.	The aggregate indemnification amount that the Company will pay to all of its Officers, whether in advance or post factum, under all the indemnification letters that shall be issued by the Company pursuant to this Letter of Indemnification, shall not exceed 30% (thirty percent) of the Company’s shareholders equity, according to the most recent Company consolidated financial statements prior to the date of the indemnification payment or $10,000,000 (ten million dollars), the higher of the two (hereinafter the “Maximum Indemnification Amount”).

1.6.	In the event the indemnification amount the Company is required to pay its Officers, as set forth above, exceeds the Maximum Indemnification Amount or its remaining balance (as existing at that time), the Maximum Indemnification Amount or its remaining balance will be divided among the Officers entitled to indemnification, so that the amount of indemnification each of them will actually receive will be calculated in accordance with the ratio between the amount for which each individual may be indemnified and the aggregate amount for which all the relevant Officers may be indemnified.

1.7.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right, subject to Board of Directors approval, to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraph 1.5. above. The aforesaid shall however not be construed as an obligation of the Company to indemnify you after the fact.

2.	The Company shall act according to this Letter of Indemnification as detailed above in regards to any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of director meetings, of a company not controlled by the Company but where your appointment as a director or observer results from the Company’s holdings in such company (“Affiliate”).

3.	Notwithstanding the above, In no event will the Company indemnify you for the following events :

3.1.	a breach of fiduciary duty, except for a breach of a fiduciary duty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not harm the Company’s interests;

3.2.	a reckless or intentional breach of duty of care that was not done negligently;

3.3.	an action taken with the intent of making personal gain unlawfully;

3.4.	a fine or penalty imposed upon you for an offense;

3.5.	a counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

4.	The Company will make available all amounts needed in accordance with section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”).

5.	Advances given to cover legal expenses in criminal proceedings according to Article 1.1 – 1.4 above, will be repaid by you to the Company if you are found not to fulfill the terms detailed in Sections 1.1 – 1.4 above. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

6.	As part of the aforementioned undertaking and subject to Articles 1.1 – 1.4, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

7.	The Company will indemnify you, in accordance with this Letter of Indemnification, even if at the relevant time of indebtedness you are no longer an Officer of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were an Officer and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

8.	It is clarified that said indemnification payments will not be deemed to derogate from any right you may have to receive insurance proceeds as a result of the events set forth in this Letter that may be insured by an insurance carrier, if they are received (by you or by the Company on your behalf) within the framework of any directors and officers liability insurance of the Company. In order to avoid any doubt, it is hereby clarified that the indemnification amount according to this Letter will be independent of (and in addition to) any amount paid pursuant to such insurance and/or indemnification. Similarly, it is emphasized that this Letter is not to be construed as an agreement for the benefit of any third party, including any insured party, and it is not transferable, and no insurer will have the right to request that the Company participate in any payment for which the insurer is obligated under any insurance agreement to which it is a party, other than a deductible that is specified in such agreement.

9.	Subject to this Letter of Indemnification, the indemnification will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under law and under this Letter of Indemnification.

10.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

11.	Indemnification by the Company as detailed in this Letter of Indemnification will also be subject to fulfilling the following procedures:

11.1.	You will inform the Company of every legal proceeding that may be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing, regarding legal proceedings that may be commenced against you, and this will be done in a timely manner, immediately after you first become aware of such, and you will provide to the Company or to whom the Company will instruct you, all documents in connection with such proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you.

11.2.	The Company will, within a reasonable period of time (or within a shorter period of time if the matter requires filing a statement of defense or a response to a proceeding), take upon itself the handling of your defense in the legal proceeding and/or entrust such handling to any prominent attorney the Company may select at its discretion for this purpose, subject to the fulfillment of all the following conditions: (a) You have informed the Company as provided in Section ý11.1 above ; and (b) the legal proceedings against you solely involves a claim for monetary damages. The Company and/or the above-mentioned attorney will be entitled to act within their exclusive discretion to bring the proceeding to a close; the appointed attorney will owe his/her duty of loyalty to the Company and to you. In the event that a conflict of interests arises between you and the Company, the attorney will so inform the Company of any such conflict and you, subject to the Company’s approval, which approval not to be unreasonably withheld, will have the right to appoint an attorney on your behalf, and the provisions of this Letter will apply to expenses you may incur as a result of such appointment. If the Company decides to settle or arbitrate a monetary obligation, the Company will be entitled to do so, as long as the lawsuit or the threat of a lawsuit against you will be fully withdrawn. At the request of the Company you will sign any document that will empower the Company and/or attorney as mentioned above, to act on your behalf with regard to your defense in the above-mentioned proceedings and to represent you in all matters relating to these proceedings, as set forth above. Without derogating from the above provision with respect to a conflict of interests, in any event where, on reasonable grounds, the attorney chosen by the Company is unacceptable to you, you shall be entitled to appoint your own attorney and the provisions of this Letter will apply to expenses you may incur as a result, provided, however, that the proposed appointment of such attorney including the identity and terms of engagement of such attorney be brought immediately to the attention of the Company for its prior written approval, which approval not to be unreasonably withheld.

11.3.	You will cooperate with the Company and/or with any attorneys as set forth above in every reasonable manner required of you by any of them in connection with the handling of such legal proceedings, all subject to this Letter of Indemnification.

11.4.	Whether or not the Company acts as specified in section ý11.2 above, the Company will cover all other expenditures and payments that are mentioned in this Letter of Indemnification, so that you will not be required to pay or to finance them yourself.

11.5.	Your indemnification in connection with any legal proceeding against you, as set forth in this Letter, will not be enforceable in connection with amounts you may be required to pay as a result of a settlement or arbitration unless the Company agrees in writing to the settlement or to the entering into the arbitration proceeding, as the case may be.

11.6.	If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

11.7.	If, for any reason, the Company has decided not to appoint an attorney, as detailed in paragraph ý11.2 above, you will have the right to appoint an attorney of your choice, provided that the proposed appointment of such attorney including the identity and terms of engagement of such attorney be brought immediately to the attention of the Company for its prior written approval, which approval not to be unreasonably withheld If you do not inform the Company regarding your choice of attorney in compliance with the above, the Company will have the right in its discretion to appoint an attorney on your behalf.

12.	This letter is issued after receipt by the Company of all required approvals under law and the Articles of Association of the Company. Should any additional approval be required, the Company will exert its best effort to obtain such approval.

13.	If the Company pays to you, or on your behalf, any amount in connection with a legal proceeding as provided in this Letter, and thereafter it is determined that you are not entitled to such indemnification from the Company as detailed in this Letter of Indemnification, the sums paid by the Company will be considered a loan that was extended to you by the Company, which will be linked to the Consumer Price Index plus interest at the rate established in the Income Tax Regulations (Establishment of Interest Rates) – 1985, as may be in effect from time to time, and you will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company determines.

14.	In order to remove any doubt, in the event of death, this Letter will apply to your heirs.

15.	No waiver, omission or grant of extension by the Company or by you will be interpreted in any manner as a waiver of rights pursuant to this Letter or under applicable law, and will not prevent either party from taking all legal and other measures in order to enforce such rights.

16.	If any undertaking included in this Letter of Undertaking is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

17.	This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel, unless in contradiction with the Company’s undertakings according to Item 17 of the Company’s registration statement filed with the Securities and Exchange Commission on April 10, 2000 and Item 9 of the Company’s registration statements on Form S-8 filed with the Securities and Exchange Commission, in which case, the Company shall have no obligation to provide indemnity. Further, notwithstanding anything herein to the contrary, the Company shall have no obligation to provide indemnity hereunder if a court of competent jurisdiction determines that such indemnification is not lawful.

18.	This Letter will enter into affect upon your signature in the space provided below and return of the signed copy to the Company.

—————————————— DR. GIORA DISHON President & CEO

Annex A

Subject to any provision of law, the events are as follows:

1.	The issuance of securities including, but not limited to the public according to a prospectus, a private offering, sales offering, the issuance of bonus shares, issuance of securities and/or any other manner of security offering and also tender offers for securities, the company’s purchase of its own and it subsidiaries’ securities, as well as any action relating to any of the above.

2.	A “Transaction” or “Activity” as defined in Article 1 of the Companies Law, including among others a negotiation regarding such Transaction and/or Activity, transfer, sale and/or purchase of assets and/or liabilities, including securities and/or the granting and/or receiving of any right in any of the above, including among others, the acquisition, sale or merger of entities and/or any action connected directly or indirectly with such a Transaction.

3.	The filing of a report and/or announcement required by the Companies Law and/or Israeli Securities Law – 1968, or U.S. Securities Laws, including the regulations pertaining to these laws, and/or according to rules and/or regulations adopted by the Tel-Aviv Stock Exchange or the NASDAQ or any other stock exchange and/or any law of any other country pertaining to these issues and/or the failure to file such a report and/or announcement.

4.	Any decision regarding a distribution, as defined in the Companies Law including a distribution pursuant to a court order.

5.	A change in the Company’s structure and/or a reorganization of the Company, including any arrangement between the Company and its shareholders and/or creditors according to the Companies Law, and/or any decision relating to these issues including, but not limited to, a merger, a demerger, a change in the Company’s capital, the establishment of subsidiaries and/or their liquidation or sale, and/or all allotments or distributions.

6.	Expressions, announcements, statements, including a position taken, and/or an opinion made in good faith by an Officer in the course of and/or in connection with his/her duties, including during negotiations and contracting with suppliers, consultants and consumers and/or during a meeting of the Company’s management, Board of Directors and/or one of its committees.

7.	An action made in good faith in contradiction to the Company’s Certificate of Incorporation, Memorandum of Incorporation and/or Articles of Association.

8.	An Action and/or decision relating to employer-employee relations including employment agreements, negotiations regarding employment agreements, salary and/or other employee benefits, including employee stock option plans and/or option distributions to employees.

9.	An action and/or decision relating to work safety and/or working conditions and/or employee activities and/or any event relating thereto.

10.	An action or decision relating to insurance matters and/or risk management of the Company.

11.	Actions relating to the Company’s commercial relations, including with employees, outside contractors, customers, suppliers, and service providers.

12.	Preparation of work plans, including pricing, marketing, distribution, and instructions to employees, to customers and to suppliers and to cooperative arrangements, including with competitors.

13.	Actions relating to product development, to the conduct of product testing, approvals, sales, distribution of licensing in their regard.

14.	Decisions and/or actions relating to environmental compliance, including pollution, contamination, and hazardous materials.

15.	Granting of liens on Company assets and granting guarantees on behalf of the Company.

16.	Compliance with various governmental requirements in Israel and outside Israel, including a Ministry of Defense, Antitrust Authority, Securities Authority, Environmental Compliance Agency and Tax Authorities.

17.	Establishment and management of financial policy, including credit policies, hedging against changes in currency exchange rates and utilization of cash reserves.

18.	Causing damages, including bodily injury and property damage, partial or comprehensive loss, loss of use or disability, during any action or omission relating to the Company, or relating to its employees, agents or others who act or are purported to act on behalf of the Company.

19.	An event resulting from the Company being a publicly traded company or due to its shares being issued to the public.

20.	Transfer of information required or permitted to be transferred under applicable law to an interested party of the Company.

21.	An act that may be considered as an infringement of the intellectual property rights of a third party, or an act relating to the Company’s intellectual property, inter alia, by taking action and filing lawsuits. Also, any action taken against Nanomatrics in regards to protection of intellectual property.

22.	Any of the above specified events relating to an activity of an entity controlled by the Company or an entity affiliated with the Company or pursuant to the Officer’s position in an affiliated entity and/or in an entity controlled by the Company.

23.	Any of the above specified events, whether occurring in Israel or occurring outside of Israel.

Appendix D

Date: ______________

To: Dr. Micha Brunstein,

Dear Dr. Brunstein

TERMS OF ENGAGEMENT IN THE POSITION OF CHAIRMAN OF
THE BOARD OF DIRECTORS

This letter establishes the terms of your engagement with Nova Measuring Instruments Ltd., (“Nova”).

1.	Title/Position

You will serve as the Chairman of the Board of Directors (the “Board”) of Nova. In this capacity, you shall be entrusted with the responsibilities and duties as should be borne by a chairman of the board of a company, in accordance with the Companies Law 1999 (the “Companies’ Law”) and as set forth in the Company’s Articles of Association and according to any other applicable law.

In your capacity as Chairman of the Board of Nova, you undertake to devote such time as is necessary to discharge the responsibilities assigned to you.

2.	Period of Engagement

You will serve as the Chairman of the Board from June 19, 2006 and for an unlimited period. It is agreed that your services may be terminated at any time at the sole discretion of Nova’s Board, and as set forth hereunder.

3.	Remuneration

3.1.	Annual Fee. As remuneration for your services, Nova shall pay you, or cause to be paid to you, by way of Ital Strategies Ltd, an annual fee (payable on a monthly basis) of $110,000 (One hundred and ten thousand dollars US) payable in NIS. (the “Annual Fee”). Each payment will be against an invoice of Ital Strategies and will include in addition VAT as required by law.

3.2.	Stock Options. In addition to the Annual Fee, and subject to, and in accordance with, the terms and conditions of the Company’s Stock Option Plans, including all exhibits, schedules and appendices attached thereto, you shall be entitled to receive, on the date of the approval of this letter by the General Meeting of Shareholders of the Company, options to purchase up to 150,000 of the Company’s shares. The grant of such Options is subject to such adjustments as may be required under any applicable law, including without limitation, the use of a trustee for purposes of Section 102 of the Income Tax Ordinance. In the event of a discrepancy between the terms of this letter of terms of engagement and the terms of the Stock Option Plan, the terms of the latter shall prevail.

Notwithstanding the foregoing, in the event of (i) a proposed sale of all or substantially all of the assets of the Company or; (ii) a proposed merger of the Company with or into another corporation or entity, where following such transaction, the Company’s Shareholders hold less than 50% of the shares of the surviving entity; or (iii) a proposal to purchase the Company’s shares so that after such purchase the purchaser holds 50% or more of the Company’s Shares, provided that the purchaser is not numbered among the Company’s institutional investors at the date of the execution of the purchase agreement; (hereinafter, in each case: an “Acceleration Event”), the vesting process of said 150,000 options shall be accelerated so that all said 150,000 options shall become exercisable and shall be considered fully vested, provided however that:

a). at the date of completion and perfection occurrence of an Acceleration Event you shall be serving as the Chairman of the Board of Directors of the Company; and

b). as a result of the Acceleration Event you are compelled to vacate your position as Chairman of the Board of Directors of the Company.

4.	No Employer Employee Relations

Notwithstanding any work which you may perform for Nova, you hereby undertake that no employer-employee relations shall exist between you and Nova, and you shall not be deemed to be an employee of Nova and you shall agree to waive any claim to the contrary, and to indemnify Nova against any damage borne by it in the event that any court of law, quasi-judicial authority or any other administrative authority determines to the contrary.

5.	Term and Termination

5.1.	The term of appointment under this letter of terms of engagement, shall commence on June 19, 2006 and continue for an unlimited period (the “Term”), unless terminated as a result of any of the following:

i)	you are unable to perform your duties as Chairman of the Board of the Company for whatever reason;

ii)	the General Meeting of the Company decides not to reelect you as a director;

iii)	the Board of Directors of the Company decides to terminate your appointment;

2

all subject to, and in accordance with, any applicable law and/or the Articles of Association of the Company.

5.2.	Upon termination of your appointment as the Chairman of the Board of Nova, you shall be entitled to a one-time fee of $27,500.

5.3.	Upon the termination of your appointment for whatever reason, you shall return to Nova all equipment, documents and all other materials, received in the course of the fulfillment of your duties hereunder, promptly to the Company.

5.4.	At the termination of your appointment for whatever reason, you undertake to hand over your duties in an orderly way to whomsoever Nova shall appoint to replace you.

6.	Restrictive Covenants

6.1.	You agree that during the term in which your services are provided to Nova you will not become associated, whether as principal, partner, employee, consultant or shareholder (other than as a holder of not more than 1% of the outstanding voting shares of any publicly traded company), with any entity that is actively engaged in any geographic area in any business which is in substantial and direct competition with Nova.

6.2.	You further agree that during the term in which your services are provided to Nova you will not induce any employee of Nova to be employed or perform services elsewhere.

6.3.	Finally, you agree that during the term in which you provide services to Nova and thereafter (subject to the requirements of legal process) you will hold in confidence all trade secrets, confidential information and proprietary materials of Nova. For the avoidance of doubt proprietary materials of Nova shall include any work product prepared by you during or in relation to your services under this letter however, information and materials shall not be considered to be trade secrets, confidential or proprietary if they (a) have previously been disclosed to the public, or are in the public domain, other than as a result of the your breach of this paragraph 6, or (b) are known or generally available within any trade or industry of Nova.

7.	Miscellaneous

7.1.	You undertake to notify the Board of Directors immediately, and without delay, regarding any matter about which a question could arise with respect to a personal interest and/or a conflict of interest with your duties to Nova and your undertakings arising hereunder, and/or with respect to any other matter which may prevent you, in accordance with any applicable law and/or with the Articles of Association of Nova from serving as the Chairman of the Board of Nova.

3

7.2.	This letter of terms of engagement shall be exclusively governed by and construed and enforced in accordance with the laws of the State of Israel. The competent courts or tribunals of the Tel-Aviv – Jaffa district shall have exclusive jurisdiction with respect to any dispute or controversy arising out of, or in connection with, this letter of terms of engagement.

8.	Approvals: Please be advised that under applicable law, the terms of your engagement as elaborated in this letter are subject to the approval of Nova’s Audit Committee, Board of Directors and the Shareholders’ General Meeting. Nova shall not be liable for failing to obtain such approvals.

9.	If the foregoing terms are acceptable to you, please indicate your acceptance and agreement by signing the enclosed copy of this letter and returning it to Nova attn: Dr. Giora Dishon.

Very truly yours, Nova Measuring Instruments Ltd.. Accepted and Agreed: [Date] By: /s/ Dr. Micha Brunstein —————————————— Dr. Micha Brunstein

4

Appendix E

GIORA DISHON
EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is entered into as of the 1st day of July, 2006, by and between

Nova Measuring Instruments Ltd., (no. 51-181246-3) a corporation organized and existing under thelaws of the State of Israel having its principal place of business at Rehovot, Israel, (the “Company”);
and
Giora Dishon, Israeli I.D. ___________ (the “CEO”).

WHEREAS, the CEO has served as CEO of the Company for a period of 14 years in accordance with an employment agreement executed on 14th of October 1993 (hereinafter: the “1993 Employment Agreement”); and

WHEREAS the Company desires to continue to employ the CEO in the post, and in accordance with the conditions, as set forth in the 1993 Employment Agreement except as amended by this agreement (the “Agreement”), and the CEO desires to enter into such employment agreement, on the terms and conditions as set forth herein.

NOW, THEREFORE, in consideration of the respective agreements of the parties contained herein, the parties agree as follows:

1.	The terms of the Preamble above shall constitute an integral part of this Agreement.

2.	Application of the 1993 Employment Agreement.

All the terms and conditions of the 1993 Employment Agreement shall apply, subject to the explicit provisions of this Agreement, and except where amended by this Agreement.

3.	Remuneration

3.1.	Salary. As of the date hereof and throughout the duration of this Agreement, the Company shall pay or cause to be paid to the CEO a gross monthly salary of $15,000 (Fifteen thousand dollars US) payable in NIS. (the “Base Salary”).

3.2.	Stock Options. In addition to the Base Salary, and subject to the terms and conditions of Stock Option Plan No. 8, including all exhibits, schedules and appendices attached thereto, CEO shall be entitled to receive options to purchase up to 100,000 ordinary shares of Nova Measuring Instruments Ltd, on the date of the approval of this Employment Agreement by the General Meeting of Shareholders of the Company. The grant of such Options is subject to such adjustments as may be required under any applicable law, including without limitation, the use of a trustee for purposes of Section 102 of the Income Tax Ordinance.

For the removal of doubt it is hereby clarified that in the event of any conflict between the terms of the aforementioned Stock Option Plan and the terms of this Agreement, the terms of the Stock Option Plan shall prevail.

4.	Executive Insurance (Bituach Menahalim) and Education Fund

4.1.	As requested by the CEO, the payments of the Company, as set forth in the 1993 Employment Agreement, shall be paid up to the permitted tax exemption ceiling, in accordance with relevant tax laws and regulations, as these may be amended from time to time. Beyond the permitted tax exemption ceiling, no deduction from the CEO shall be made, while the contribution of the Company shall be paid, instead, directly to the CEO.

4.2.	For the removal of doubt, it is hereby clarified that, subject to the provisions of all applicable laws and regulations, and without imposing increased payment obligations on the Company beyond those set forth herein-above, CEO shall be entitled to adjust the percentages in the Executive Insurance Scheme from those set forth in the 1993 Employment Agreement.

4.3.	For the removal of doubt, it is hereby clarified that the amounts paid directly to the CEO, in accordance with section 4.1 above as requested by the CEO, shall not be considered as part of the Base Salary (“Regular Salary”) for the purposes of calculating Severance Pay.

5.	Term and Termination

5.1.	This Agreement shall come into effect on July 1, 2006.

5.2.	In the event of the appointment by the Company of a new CEO to the Company, the Company hereby undertakes to employ CEO, in another suitable position within the Company, for a period of two years from the date of such appointment (the “Minimum Period”).

5.3.	Before the expiry of the Minimum Period, the Board of Directors of the Company may decide to terminate CEO’s employment in the Company, upon provision to CEO of prior written notice. In this event, CEO shall be entitled to receive salary payments, including all terms, rights and conditions, to which he was entitled during his employment in the Company, until the completion of said Minimum Period.

5.4.	Without derogating from the foregoing, in the event that during such Minimum Period as set forth in section 6.2 above, CEO concludes that he is unable to serve the Company as required, following the afore-mentioned CEO appointment, he shall be entitled to give one year prior written notice to the Company of his decision to terminate his employment in the Company. In this case the terms set forth in sections 6.2 and 6.3 above shall continue for one year from the date of such notice but not beyond the end of the Minimum Period.

2

5.5.	In addition, and notwithstanding the provisions of the final sentence of Section 3.2 above, and notwithstanding anything to the contrary contained in Stock Option Plan 8, the options of CEO shall continue to vest during the afore-mentioned two year period.

Notwithstanding the foregoing, in the event of (i) a proposed sale of all or substantially all of the assets of the Company or; (ii) a proposed merger of the Company with or into another corporation or entity, where, following such transaction, the Company’s Shareholders hold less than 50% of the shares of the surviving entity; or (iii) a proposal to purchase the Company’s shares so that following such purchase the purchaser holds 50% or more of the Company’s Shares, provided that the purchaser is not numbered among the Company’s institutional investors at the date of the execution of the purchase agreement; (hereinafter, in each case: an “Acceleration Event”), the vesting process of said 100,000 options shall be accelerated so that all said 100,000 options shall become exercisable and shall be considered fully vested, provided however that:

a). at the date of completion and perfection occurrence of an Acceleration Event CEO is serving as an employee of the Company; and

b). as a result of the Acceleration Event CEO ceases to hold a position in the Company.

5.6.	At the termination of CEO’s employment for whatever reason, CEO undertakes to hand over his duties in an orderly way to whomsoever the Company shall appoint to replace CEO.

5.7.	Upon the termination of CEO’s employment in the Company, this Agreement, as well as all prior agreements, including the 1993 Employment Agreement, shall expire, subject to the application of the 1993 Employment Agreement provisions regarding the obligations of CEO upon termination, including with respect to confidentiality and non competition.

IN WITNESS WHEREOF, the Company has caused the Agreement to be executed by its duly authorized officer, and the CEO has executed the Agreement, as of the day and year first above written.

—————————————— Nova Measuring Instruments Ltd.	—————————————— Giora Dishon

By: _________,
       _________,

3

Appendix F

MOSHE FINAROV
EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is entered into as of the 1st day of July, 2006, by and between

Nova Measuring Instruments Ltd., (no. 51-181246-3) a corporation organized and existing under the laws of the State of Israel having its principal place of business at Rehovot, Israel, (the “Company”);

and

Moshe Finarov, Israeli I.D. 303626725 (the "Employee").

WHEREAS, Employee has served as Chief Technology Officer of the Company for a period of 14 years in accordance with an employment agreement executed on 14th of October 1993 (hereinafter: the “1993 Employment Agreement”); and

WHEREAS the Company desires to continue to employ the Employee in the post, and in accordance with the conditions, as set forth in the 1993 Employment Agreement except as amended by this agreement (the “Agreement”) , and the Employee desires to enter into such employment agreement, on the terms and conditions as set forth herein.

NOW, THEREFORE, in consideration of the respective agreements of the parties contained herein, the parties agree as follows:

1.	The terms of the Preamble above shall constitute an integral part of this Agreement.

2.	Application of the 1993 Employment Agreement.

All the terms and conditions of the 1993 Employment Agreement shall apply, subject to the explicit provisions of this Agreement, and except where amended by this Agreement.

3.	Remuneration

3.1.	Salary. As of the date hereof and throughout the duration of this Agreement, the Company shall pay or cause to be paid to the Employee a gross monthly salary of $14,000 (Fourteen thousand dollars US) payable in NIS. (the “Base Salary”).

3.2.	Stock Options. In addition to the Base Salary, and subject to the terms and conditions of Stock Option Plan No. 8, including all exhibits, schedules and appendices attached thereto, Employee shall be entitled to receive options to purchase up to 100,000 ordinary shares of Nova Measuring Instruments Ltd. on the date of the approval of this Employment Agreement by the General Meeting of Shareholders of the Company. The grant of such Options is subject to such adjustments as may be required under any applicable law, including without limitation, the use of a trustee for purposes of Section 102 of the Income Tax Ordinance.

For the removal of doubt it is hereby clarified that in the event of any conflict between the terms of the aforementioned Stock Option Plan and the terms of this Agreement, the terms of the Stock Option Plan shall prevail.

4.	Executive Insurance (Bituach Menahalim) and Education Fund

4.1.	As requested by the Employee, the payments of the Company, as set forth in the 1993 Employment Agreement, shall be paid up to the permitted tax exemption ceiling, in accordance with relevant tax laws and regulations, as these may be amended from time to time. Beyond the permitted tax exemption ceiling, no deduction from the Employee shall be made, while the contribution of the Company shall be paid, instead, directly to the Employee.

4.2.	For the removal of doubt, it is hereby clarified that, subject to the provisions of all applicable laws and regulations, and without imposing increased payment obligations on the Company beyond those set forth herein-above, the Employee shall be entitled to adjust the percentages in the Executive Insurance Scheme from those set forth in the 1993 Employment Agreement.

4.3.	For the removal of doubt, it is hereby agreed that the amounts paid directly to the Employee, in accordance with section 4.1 above, as requested by the Employee shall not be considered as part of the Base Salary (“Regular Salary”) for the purposes of calculating Severance Pay.

5.	Term and Termination

5.1.	This Agreement shall come into effect on July 1, 2006.

5.2.	In the event of the appointment by the Company of a new CEO to the Company, the Company hereby undertakes to employ the Employee, whether as Chief Technical Officer or as Senior Technology Consultant for a period of two years from the date of execution of this Agreement (the “Minimum Period”).

5.3.	Before the expiry of the Minimum Period, the Board of Directors of the Company may decide to terminate Employee’s employment in the Company, upon provision to the Employee of prior written notice. In this event, Employee shall be entitled to receive salary payments, including all terms, rights and conditions, to which he was entitled during his employment in the Company, until the completion of said Minimum Period.

2

5.4.	Without derogating from the foregoing, in the event that during such Minimum Period as set forth in section 6.2 above, Employee concludes that he is unable to serve the Company as required, following the afore-mentioned CEO appointment, he shall be entitled to give one year prior written notice to the Company of his decision to terminate his employment in the Company. In this case the terms set forth in sections 6.2 and 6.3 above shall continue for one year from the date of such notice but not beyond the end of the Minimum Period. .

5.5.	In addition, and notwithstanding the provisions of the final sentence of Section 3.2 above, and notwithstanding anything to the contrary contained in Stock Option Plan 8, the options of the Employee shall continue to vest up to the end of such two-year period.

Notwithstanding the foregoing, in the event of (i) a proposed sale of all or substantially all of the assets of the Company or; (ii) a proposed merger of the Company with or into another corporation or entity, where, following such transaction, the Company’s Shareholders hold less than 50% of the shares of the surviving entity; or (iii) a proposal to purchase the Company’s shares so that following such purchase the purchaser holds 50% or more of the Company’s Shares, provided that the purchaser is not numbered among the Company’s institutional investors at the date of the execution of the purchase agreement; (hereinafter, in each case: an “Acceleration Event”), the vesting process of said 100,000 options shall be accelerated so that all said 100,000 options shall become exercisable and shall be considered fully vested, provided however that:

a). at the date of completion and perfection occurrence of an Acceleration Event Employee is serving as an employee of the Company; and

b). as a result of the Acceleration Event Employee ceases to hold a position in the Company.

5.6.	At the termination of the Employee’s employment for whatever reason, Employee undertakes to hand over his duties in an orderly way to whomsoever the Company shall appoint to replace the Employee.

5.7.	Upon the termination of Employee’s employment in the Company, this Agreement, as well as all prior agreements, including the 1993 Employment Agreement, shall expire, subject to the application of the 1993 Employment Agreement provisions regarding the obligations of Employee upon termination, including with respect to confidentiality and non competition.

3

IN WITNESS WHEREOF, the Company has caused the Agreement to be executed by its duly authorized officer, and the Employee has executed the Agreement, as of the day and year first above written.

—————————————— Nova Measuring Instruments Ltd.	—————————————— Moshe Finarov

By: _________,
       _________,

4